SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

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of the Securities Exchange Act of 1934

For the month of February 2004

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Press Release – February 11th, 2004

Thomson releases its 2003 results

and outlines its 3 year strategic direction

•	Organic revenue growth in Q4 driven by 10% growth in Content & Networks and Licensing

•	707 million euros of free cash flow generated in the year, with a further strong improvement in working capital

•	Good progress towards formation of TCL-Thomson Electronics, a key strategic milestone. TCL-Thomson Electronics expected to be up and running by the end of 1H04

•	Restructuring accelerated in the Group’s Components business. Of full year exceptional charges of 300 million euros, 60 million euros are related to Consumer and 138 milion euros to Components. With additional actions, Components expected to return to break-even in 2004

•	16% dividend increase to 0.26 euro proposed by the Board, given its confidence in the Group’s cash flow and profitability prospects.

•	With key strategic 2003 goals achieved, Thomson will for the coming 3 years capitalize on and expand its leadership positions at the intersection of entertainment, media and technology

•	Accordingly, Thomson sets targets for revenue growth and cash generation:

o	cumulative free cash flow of 1.2 to 1.5 billion euros over the next three years, notably driven by improved profitability

o	sales at 10 billion euros in 2007, driven by both higher organic growth and further expansion

###

Summary of consolidated results (1)

In millions of euros	FY 2003	2H 2003	1H 2003		FY 2002	FY % change at constant currency
Net Sales	8,459	4,681	3,778	(3)	10,187	(6.5)%
Operating income	508	369	139	(3)	718	(23.1)%
Operating margin	6.0%	7.9%	3.7%		7.0%	—
Free cash flow (2)	707	603	104	(3)	512	na
Group net income	26	118	(92)		373	na
Net cash / (net debt)	255	255	(314)		(231)	na

Dividend (in euro)	0.26	—	—		0.225	+16%

(1)	The full year results are preliminary and subject to final audit

(2)	Free cash flow before dividend, acquisition and financing

(3)	Restated for Canal Plus Technologies business disposal

“In 2003 we have been able to achieve our key strategic goals. These include the reshaping of our CP business model through the partnership with TCL to create a world leader in TV, the placement on November 4th of the French State’s residual stake in Thomson, the signature of several key commercial and technological partnerships as well as the acceleration of our development in China. All these, associated with our strong free cash flow generation, give us confidence in achieving our three-year strategic plan outlined today”, commented Charles Dehelly, Chief Executive Officer of Thomson.

Paris, February 11, 2004 – The Board of Directors of Thomson met on February 10, 2004 in Paris, under the Chairmanship of Frank E. Dangeard, to review the full year 2003 results, management’s outlook for 2004, and approved the Group’s strategic direction.

The Group has published today an unaudited consolidated income statements, balance sheet, cash flow statement and related notes which are available on its website (www.thomson.net).

Summary of results

	FY 2003	% change(1)	2H 2003	% change(1)	4Q 2003	% change(1)
In millions of euros
Content & Networks
Sales	3,714	+7.2%	2,047	+5.6%	1,175	+9.9%
Operating income	436	+20.3%	303	+26.3%
Licensing
Sales	462	+14.2%	255	+13.4%	172	+16.2%
Operating income	411	+7.0%	226	+4.9%
Consumer
Sales	3,198	(15.3)%	1,784	(7.2)%	1,051	(3.1)%
Operating income	(124)	nm	(43)	nm
Components
Sales	1,072	(22.9)%	588	(1.6)%	289	+4.4%
Operating income	(101)	nNm	(63)	nm
Corporate
Sales	13	+23.1%	7	+76.1%	6	+63.9%
Operating income	(114)	nm	(54)	nm

Thomson Group
Sales	8,459	(6.5)%	4,681	(0.2)%	2,693	+4.2%
Operating income	508	(23.1)%	369	(14.5)%
Other income / (expense), net	(249)	—	(135)	—	—	—
Net income	26	—	118	—	nd	—
Free cash flow	707	—	603	—	nd	—
Net cash / (net debt)	255	—	—	—	—	—

(1)	% change year-on-year at constant currency

STRATEGIC DIRECTION

For the coming three years, the Group will capitalize on and expand its leadership positions at the intersection of entertainment, media and technology. After the investments of 2001-2003, the Group has established itself as the leading provider of technology and service solutions for integrated media and entertainment companies. These companies continue to create more, diversified content which broadband video networks and other channels can distribute to a fast-growing, global population of consumers, who wish to access and manipulate such content at their leisure. Our business – to facilitate content creation, content distribution and content access – is growing and changing, trends which have already and will continue to benefit Thomson. Our strengths are in our client relationships, technology leadership, operational skills, global reach and above all our integrated approach to the changing world of visual entertainment.

In order to reflect this positioning, Thomson is changing its organisation for the coming three years, focused around three divisions:

–	Digital Content Solutions – serving our clients who create content

–	Video Networks Solutions – serving our clients who distribute content

–	Industrial and Consumer Solutions – serving our clients who develop, manufacture or distribute consumer devices

Each division will have its dedicated research and technology resources, including patent revenues, in order to leverage Thomson’s key positions in the technologies key for future growth in visual imaging.

In addition, Thomson sets targets for revenue growth and cash generation:

–	cumulative free cash flow of 1.2 to 1.5 billion euros over the next three years, notably driven by improved profitability;

–	sales at 10 billion euros in 2007, compared to a 2003 base of 6.8 billion euros (i.e. adjusting to exclude 2003 TV revenues), driven by both higher organic growth and further expansion.

DIVIDEND

Highlighting the Group’s potential for sustained growth going forward in its net income and cash flow, the Board of Directors proposes that Thomson pay a net dividend of 0.26 euro, or a 16% increase as compared to the 0.225 euro dividend paid last year. This second dividend in Thomson’s history is subject to approval at the annual meeting of May 7th, 2004, and confirmed last year objective to grow the dividend progressively from the starting level. The dividend will be payable as from May 27th, 2004.

“The Board welcomes the strengthening of the business and financial profile of Thomson during 2003. Today, the Group is firmly placed at the intersection of media and technology, a positioning highlighted by the divisional reorganisation announced today. The increase in the dividend we propose confirms our confidence in Thomson’s strategy and its financial prospects.” said Frank E. Dangeard, Chairman of the Board of Directors.

2004 OUTLOOK

In 2004, Thomson will pursue its three-year strategic plan aggressively, with organic and external expansion expected in its Digital Content Solutions and Video Networks Solutions Divisions in particular. Across its businesses, Thomson will continue to invest in infrastructure and technology to roll-out new services and products for existing and new clients. Full year constant currency sales growth is expected at around 4%. With TCL-Thomson Electronics up and running by mid-year and actions to drive break-even in Components, Thomson targets a full year growth of 40% in earnings before financial charges, tax and amortisation.

FOURTH QUARTER SALES

4Q03 (in million euros)	Sales	% change vs. 4Q02 at current rate	% change vs. 4Q02 at constant rate
Content & Networks	1,175	(2.1)%	+9.9%
Licensing	172	+10.6%	+16.2%
Consumer	1,051	(13.7)%	(3.1)%
Components	289	(6.4)%	+4.4%

Thomson Group	2,693	(6.7)%	+4.2%

Fourth quarter consolidated net sales showed an increase of 4.2% at constant currency. This compares with decreases of 13.2% and 5.7% at constant rates for the first half and for the third quarter 2003 respectively. This upturn in sales trend illustrates the growing contribution from Thomson’s Content & Networks Division in particular, but also a general improvement in revenue trends across all divisions. Newly acquired activities contributed 31 million euros to net sales during the quarter, mostly in the Consumer division. On a like-for-like basis therefore, sales increased by 3.0% compared to the fourth quarter 2002.

Divisional Review

Content & Networks revenues grew 9.9% at constant rate. Newly acquired companies contributed 7 million euros in the quarter. Accordingly, like-for-like constant currency sales were up 9.3% compared to the fourth quarter 2002, an accelerated trend relative to the third quarter. This performance demonstrates the solid fundamentals underlying our Content & Networks business and further highlights the growth track record of this activity.

Overall, content-related activities were particularly strong during the fourth quarter.

•	DVD units replicated in the fourth quarter of 2003 were up 45% year-on-year to 337 million discs, offsetting the expected VHS decline from 113 million to 71 million units. Films services showed strong growth, with film footage up 17% to 1.3 billion feet compared to last year.

■	Post-production activities benefited from new contracts signed.

•	The group was involved in various high-profile movies in Q4, including Pirates of the Caribbean (Disney), Seabiscuit (Disney), Finding Nemo (Disney), Lion King – Platinum Edition (Disney), Indiana Jones – Trilogy (Paramount), Matrix Reloaded (Warner Bros), Terminator 3 (Warner Bros), Mystic River (Warner Bros), Last Samurai (Warner Bros), and Cat in the Hat (Universal).

Equipment and services sales to broadcasters and network operators grew in the fourth quarter:

■	Broadcast revenues showed a return to organic growth and registered a strong sequential improvement compared to the third quarter 2003 and to the fourth quarter 2002, supported by new contracts.

■	Broadband Access Products also returned to growth in the fourth quarter. 2.3 million decoders and cable modems, including an increased portion of high-end decoders, were shipped in the fourth quarter (1.8 million in the fourth quarter of 2002).

Licensing revenues grew by a strong 10.6% (16.2% at constant rate) to 172 million euros from 156 million euros in the fourth quarter of 2002.

For the fourth quarter 2003, revenues from Digital programmes were 74% of the total, compared to 55% in the fourth quarter 2002. Thomson signed significant new contracts during the quarter, and benefited from strong contribution related to digital broadcasting.

For the fourth quarter of 2003, the division filed 104 priority applications, up 14% year-on-year. Over the same period, the Group issued 551 patents worldwide.

Consumer revenues decreased by 3.1% year-on-year at constant currency – a sharp improvement on the trend of the first three quarters of 2003.

In a major development on November 3rd, 2003 Thomson announced a partnership relating to its TV and associated products and services. Thomson signed a binding Memorandum of Understanding (“MOU”) with TCL International, the leading multimedia consumer electronic products company in China, to create TCL-Thomson Electronics which will be a world leader in the development, manufacturing and distribution of TV sets and related products and services. Since then, the two Groups have made good progress towards the creation of TCL-Thomson Electronics, notably with the signature of the Combination and Shareholders’ agreements on January 29th, 2004, with further progress since then on agreements in important areas such as sales and marketing, manufacturing and patents. TCL-Thomson Electronics is expected to be fully operational by July 1st, 2004

•	Essentials (Accessories, after-sales, Portable Audio/Video products):

Essentials achieved its key goals for the quarter, fully integrating the Recoton client base and broadening its product and service offering. The activity grew revenues during the quarter. Successful new Portable Audio and Video products, including a range of mp3 portable audio and video devices were also launched. Essentials represented 35% of the Division’s sales in the quarter.

•	Mainstream Consumer (Televisions, Home Audio/Video products):

Revenues declined, but were considerably more resilient than in the previous quarters of the year. Heavy price pressure continued in all segments in the U.S., on all product categories. The Group invested and gained significant market share in high-end digital TV references. Europe showed stable revenues despite price pressure, with good performances in core products and flat screens, where the Group gained market shares.

Components external revenues grew 4.4% at constant rates. This performance reflects our increased penetration in China, a fast growing market for tubes, where the Group almost doubled its market share during the year and grew volumes 146% in the quarter. After the acquisition of Fortune in January 2004, our Chinese production now represents, on a run-rate basis, 36% of total units sold worldwide, with a further 39% in our Polish site.

SECOND HALF RESULTS

2H03 (in million euros)	Sales	Operating income	Operating margin	Free cash flow
Content & Networks	2,047	303	14.8%	271
Licensing	255	226	88.7%	256
Consumer	1,784	(43)	nm	193
Components	588	(63)	nm	(30)

Thomson’s Group	4,681	369	7.9%	603

Operating income reached 369 million euros in the second half of the year. The operating income margin on net sales was 7.9%, after 3.7% for the first half 2003. Both Content & Networks and Licensing divisions recorded strong contributions, but this was offset by the operating losses in our Consumer and Components divisions.

Research & Development expenses represented 140 million euros in the second half of 2003, or 3% of sales. Central research costs amounted to 23 million euros, flat relative to last year.

The Group returned to profitability at the net income level after losses in H1. Net income amounted to 118 million euros in the second half of the year (second half of 2002, 250 million euros). Additional significant restructuring and other extraordinary charges of 135 were taken in the second half.

Cash generation exceeded objectives. Free cash flow reached 603 million euros in the second half of 2003 (compared to 200 million euros in the second half of 2002), enabling the Group to reach a record 707 million euros of free cash flow for the full year 2003.

The Group ended the year with a strong balance sheet, with an excess of cash (2,383 million euros) over financial debts (2,306 million euros including the debts related to the Technicolor acquisition). The Group raised 456 million euros of long-term debts during the course of the year, significantly lengthening the maturity of its debts and its available liquidity.

Divisional Review

Content & Networks showed a strong profit performance. The operating margin improved to 14.8% for the period (15.1% at constant rate), compared with 12.6% for the second half 2002. Within the division, content-related businesses posted sustained profits, while both our Broadband Access Products and Broadcast activities posted an operating margin increase during the half.

Free cash flow reached 271 million euros in the second half of 2003, compared to 122 million euros in the second half of 2002. Restructuring and other extraordinary charges related to this Division in the second half totalled 56 million euros. Net capital expenditures were 131 million euros, largely in DVD replication, distribution and related services facilities.

Licensing’s operating result rose by 3.5% to 226 million euros, compared to 218 million euros a year ago. The operating margin decreased slightly from last year but remained strong at 88.7%.

Free cash flow reached 256 million, up 51% from 169 million euros in 2002.

Consumer recorded an operating loss of 43 million euros during the second half of 2003 compared to a loss of 1 million euros in the second half of last year. The Essentials business was profitable in line with expectations during the half, despite some 5 million euros of charges to operating income related to the swift integration of Recoton’s former customers. The loss in Mainstream reflects investment in new product introductions to gain market share on the one hand and a continuing competitive market on the other.

The Group continued to reduce capital employed in the Division during the year. The Division generated free cash flow of 193 million euros in the second half, an increase of 214 million euros over last year, largely through reductions in current assets employed. 184 million euros were extracted from working capital. Capital employed at year-end was 320 million euros compared to 771 million euros at year-end 2002. Net capex reached 7 million euros in the second half. Restructuring and other extraordinary charges related to this Division in the second half totalled 61 million euros, including announced charges relating to the formation of TCL-Thomson Electronics.

Components recorded an operating loss of 63 million euros against a profit of 41 million euros in the second semester of 2002. The Group’s tubes and glass activities were profitable in Europe and China during the half, but this was more than offset by losses in the tube and glass activities in North America and in the optical storage activity. Restructuring and write-offs were accelerated in both the North American and Italian tubes activities, and with additional actions and the strong growth in China, the Group expects to drive this activity to break-even in 2004. The Group also intends to assess changes in the business model for its optical storage activity.

Second half free cash flow reached (30) million, compared to (5) million euros in H2 02. Capital expenditures were significantly reduced, and surplus assets were disposed, leading to a net spend of 67 million euros, largely in China. Restructuring and other extraordinary charges related to this Division in the second half totalled 63 million euros.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

###

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Appendix:

Thomson’s unaudited consolidated financial statements

Thomson group

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial statements of Thomson and its consolidated subsidiaries

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Note	2001 (a)	2002	2003 Unaudited
		(€ in millions)
Net sales	(3)	10,391	10,187	8,459
Cost of sales		(8,116)	(7,761)	(6,536)

Gross margin		2,275	2,426	1,923

Selling, general and administrative expense		(1,271)	(1,334)	(1,120)
Research and development expense	(4)	(368)	(374)	(295)

Operating income		636	718	508

Interest income (expense), net		(29)	9	(9)
Other financial expense, net		(160)	(137)	(70)

Financial expense	(5)	(189)	(128)	(79)

Equity investments	(9)	(3)	—	(7)
Amortization of goodwill		(49)	(78)	(76)
Other income (expense), net	(6)	8	(96)	(249)
Income tax	(7)	(139)	(56)	(63)

Net income before minority interests		264	360	34
Minority interests		22	13	(8)

Net income		286	373	26

(a)	2002 note - restated: The Company elected to apply from the year 2002 EITF 01-09 (“accounting for consideration given by a vendor to a customer”) and has therefore restated prior periods accordingly (note 1).

	Year ended December 31,
	2001	2002	2003
	(in euro, except number of shares)
Weighted average number of shares outstanding - basic net of treasury stock (1)	274,181,607	277,240,438	276,796,602

Basic net income per share	1.04	1.35	0.09

Diluted net income per share (2)	1.04	1.29	0.09

(1)	In 2001, within the weighted average number of shares is included the average number of bonds redeemable in shares (ORA) issued in March 2001 to Carlton. In 2003, the decrease is due to the treasury stock acquired in November 2003.

(2)	See also Note 16.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,
	Note	2001	2002	2003 Unaudited
		(€ in millions)
ASSETS:
Fixed assets:

Intangible assets, net	(8)	1,696	2,183	1,935

Property, plant and equipment		3,754	3,800	3,554
Less: accumulated depreciation		(2,218)	(2,178)	(2,080)

Property, plant and equipment, net	(8)	1,536	1,622	1,474

Equity investments	(9)	15	4	11
Other investments	(10)	337	58	125
Loans and other non-current assets		65	156	49

Total investments and other non-current assets		417	218	185

Total fixed assets		3,649	4,023	3,594

Current assets:
Inventories	(11)	1,120	962	744
Trade accounts and notes receivable, net	(12)	2,139	1,675	1,315
Current accounts with affiliated companies		43	71	79
Other receivables	(13)	1,059	1,278	960
Contracts advances, net	(14)	248	242	205
Cash and cash equivalents	(15)	1,532	1,463	2,383

Total current assets		6,141	5,691	5,686

Total assets		9,790	9,714	9,280

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,
	Note	2001	2002	2003 Unaudited
		(€ in millions)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:	(16)
Common stock (280,613,508 shares of € 3.75 each at December 31, 2003 and 2002; 265,113,508 shares of € 3.75 each at December 31, 2001).		994	1,052	1,052
Additional paid in capital		1,235	1,938	1,938
Retained earnings		1,074	1,447	1,411
Redeemable bonds		761	—	—
Cumulative translation adjustment		46	(339)	(612)
Treasury shares		(156)	(155)	(210)
Revaluation reserve		4	4	4

Shareholders’ equity		3,958	3,947	3,583

Minority interests		71	38	9
Reserves:
Reserves for retirement benefits	(17)	709	705	653
Restructuring reserves	(18)	183	127	118
Other reserves	(19)	246	216	206

Total reserves		1,138	1,048	977

Financial debt	(20)	1,131	1,694	2,128
(of which short-term portion)		293	262	263
Current liabilities:
Trade accounts and notes payable		1,378	1,235	1,364
Accrued employee expenses		310	223	183
Other creditors and accrued liabilities	(21)	1,099	1,070	858
Debt related to Technicolor acquisition	(22)	705	459	178

Total current liabilities		3,492	2,987	2,583

Total liabilities, shareholders’ equity and minority interests		9,790	9,714	9,280

• Off-balance sheet commitments	(24)
• Contingencies	(26)

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(€ in millions)	2001	2002	2003 Unaudited
Operating Income	636	718	508
Adjustments to reconcile operating income to cash provided by operating activities:
Depreciation of property, plant and equipment	331	358	302
Amortization of intangible assets	37	38	39
Amortization of contracts and changes in reserves reflected in operating income (1)	(11)	45	107
Decrease (increase) in inventories, net	494	155	120
Decrease (increase) in trade and other receivables, net	(45)	401	262
Increase (decrease) in trade accounts, notes payable and accrued expenses	60	(139)	258
Change in other current assets and current liabilities(2)	(209)	(115)	(170)
Restructuring cash expenses	(139)	(175)	(173)
Others	(149)	(182)	(70)

Net cash provided by operating activities –I-	1,005	1,104	1,183

Capital expenditures	(499)	(608)	(510)
Proceeds from disposal of fixed assets	163	16	34
Acquisition of investments (note 23)	(1,022)	(1,273)	(565)
Proceeds from disposals of investments	185	149	249

Net cash used by investing activities –II-	(1,173)	(1,716)	(792)

Net cash provided (used) by operations –I+II-	(168)	(612)	391

Dividends Paid (3)	—	—	(66)
Capital increase and minority interests (4)	(15)	—	(55)
Increase in short-term debt (5)	449	218	215
Repayment of short-term debt	(446)	(248)	(31)
Increase in long-term debt (note 20)	6	607	456
Repayment of long-term debt	(25)	(37)	(8)
Change in debt to TSA companies	(3)	—	—

Net cash provided (used) by financing activities –III-	(34)	540	511

Effect of exchange rates and changes in reporting entities –IV-	(38)	3	18
Net increase (decrease) in cash and cash equivalents –I+II+III+IV-	(240)	(69)	920
Cash and cash equivalents at the beginning of year	1,772	1,532	1,463

Cash and cash equivalents at the end of year	1,532	1,463	2,383

(1)	The amortization of contract advances amounts to € 136 million, € 66 million and € 54 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)	This line excludes any change in balance sheet items unrelated to operating income, mainly: interest, income tax and non-current items, the cash effect of which is presented under “others”.

(3)	Cash dividends paid to Thomson’s shareholders in 2003 amount to € 62 million. Dividends paid to minority interests amount to € 4 million.

(4)	Includes the repurchase of treasury stock.

(5)	Including the positive cash impact of currency swap transactions.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

For the Years Ended December 31, 2003, 2002 and 2001 (2003, Unaudited)

	Number of shares	Common stock	Additional paid in capital net of costs	Redeemable bonds	Treasury Stock	Accumulated retained earnings	Cumulative translation adjustment	Revaluation reserves	Shareholders’ equity	Minority interests
	(in thousands)			(€ in millions)
Balance at December 31, 2000	265,113	994	1,235		(119)	788	(42)	4	2,860	54

Redeemable bonds (1)	—	—	—	761	—	—	—	—	761	—
Treasury Stock (799,850 shares)	—	—	—	—	(37)	—	—	—	(37)	—
Translation adjustment	—	—	—	—	—	—	88	—	88	4
Other	—	—	—	—	—	—	—	—	—	35
Net income (loss)	—	—	—	—	—	286	—	—	286	(22)

Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

Translation adjustment	—	—	—	—	—	—	(385)	—	(385)	(9)
Conversion of redeemable bonds (1)	15,500	58	703	(761)	—	—	—	—	—	—
Treasury Stock loaned (interest)	—	—	—	—	1	—	—	—	1	—
Change in perimeter	—	—	—	—	—	—	—	—	—	(11)
Net income (loss)	—	—	—	—	—	373	—	—	373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	—	(155)	1,447	(339)	4	3,947	38

Translation adjustment	—	—	—	—	—	—	(273)	—	(273)	(1)
Dividends	—	—	—	—	—	(62)	—	—	(62)	(4)
Treasury Stock	—	—	—	—	(55)	—	—	—	(55)	—
Change in perimeter	—	—	—	—	—	—	—	—	—	(32)
Net income (loss)	—	—	—	—	—	26	—		26	8

Balance at December 31, 2003	280,613	1,052	1,938	—	(210)	1,411	(612)	4	3,583	9

(1)	15.5 million of non interest bearing “ORA” bonds redeemable in 15.5 million Thomson shares of € 3.75 par value were issued by Thomson and subscribed by Carlton on March 16, 2001 and redeemed in shares on March 16, 2002.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

1. THE GROUP AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal activities: Content & Networks, Components, Consumer Products and Licensing. Thomson distributes its products under the THOMSON ®, RCA ®, TECHNICOLOR ® and Grass Valley ® brand names.

In these financial statements, the terms “Thomson group”, (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

The consolidated financial statements of Thomson have been prepared in accordance with French generally accepted accounting principles in France (“French GAAP”) as set forth in the French law on consolidation (the Act of January 3, 1985) and within Regulation 99-02, approved by the decree dated June 22, 1999 of the Comité de la Réglementation Comptable (CRC).

Financial statements of consolidated subsidiaries, when prepared in accordance with the accounting principles generally accepted in their country of origin, have been adjusted accordingly in consolidation. All figures are presented in millions of euro unless otherwise stated.

Cash Flow presentation: In 2002, Thomson elected to present the breakdown of its “cash flow from operating activities” using the reconciliation from “operating income” according to the method permitted by regulation 99-02, instead of the reconciliation from “net income”. Under this method, operating income instead of net income is reconciled to the cash provided by operating activities. Thomson believes that such a change provides more useful information to the users of its financial statements. “Others” includes interest, non-current items and income tax, which are determined using the direct method (i.e., the net cash paid or received). 2001 amounts have been restated, but as the definition of “Net cash provided by operating activities” is unchanged, the amounts for this and other sub-totals related to 2001 are the same as previously reported.

Reclassification in the presentation of Income Statements: In 2001, the Emerging Issues Task Force (EITF), issued EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which codified and reconciled EITF Issue 00-14, “Accounting for Certain Sales Incentives”, EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume Based Sales Incentives Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”. These EITF’s prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to resellers and end consumers. The effect of this pronouncement (which was effective for users for 2002) on Thomson’s financial statements was to decrease “net sales” of the Consumer Products segment by € 84 million and € 103 million respectively for the years ended December 2002 and 2001, with a symmetrical reduction in “Selling, general and administrative expenses” for some cooperative advertising and promotion expenses previously classified under marketing expenses. Consequently there is no impact on operating profit. Thomson elected to apply this rule, which is not specifically addressed under French GAAP, in order to limit the differences with the financial statements filed with the U.S. SEC. Thomson’s financial statements for 2001 have been restated accordingly.

Use of estimates: The preparation of the consolidated financial statements in conformity with French GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated statements. Actual results could differ from these estimates.

Estimates made by management include among other items, accrued accounts receivable, deferred tax, inventory and investment valuation allowances, retirement and post-retirement benefits, depreciation and amortization, loss reserves, contingencies and environmental obligations.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In 2003, design tooling amortization was extended from 18 months to 24 months, mainly in the Consumer Products segments, because the usage of such tools is proven to be longer and because such tools are guaranteed by the supplier over such duration. The impact of the new duration, if applied in 2001 and 2002, would have improved the operating income in an amount of € 2 million and € 3 million respectively in 2001 and 2002. Had the previous duration been applied in 2003, the amortization charges would have increased by € 2 million.

US GAAP reconciliation: Thomson files an annual report on form 20-F with the Securities and Exchange Commission in the U.S., which contains a reconciliation of net income and shareholders’ equity prepared in accordance with French GAAP, to net income and shareholders’ equity prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

a) Consolidation

The financial statements of the subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on July 17, 2003, modified article L233-16 of the French Code de Commerce which did not permit the consolidation of a company unless at least one share was owned. According to this new article 133, special purpose entities (SPE’s), which are effectively fully controlled, will be consolidated as of January 1, 2004 applying a retrospective method. The law does not allow an early application. Thomson has two such SPE’s, one put in place in 2000 and the other in 2001, which are expected to be affected by the application of this new article in 2004. As in previous years, the potential impact on the balance sheet and profit and loss account had these entities (Thomson Multimedia Polska SP. Zo.o and Thomson Displays Mexicana, S.A. de C.V.) been consolidated is set out in Note 24 of these financial statements.

Investments in companies over which Thomson exercises significant influence, directly or indirectly, but does not control, are accounted for under the equity method.

Investments in companies over which Thomson has joint control with a limited number of partners (“joint ventures”) are accounted for under the pro rata consolidation method.

b) Translation of foreign subsidiaries’ financial statements

The financial statements of foreign subsidiaries are translated into euros using the following principles:

•	balance sheets are translated at the closing foreign exchange rates prevailing at the balance sheet date;

•	statements of income and cash flows are translated at the average exchange rates of the period;

•	the resulting translation differences are reflected as a translation adjustment in the shareholders’ equity section of the balance sheet.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The main foreign exchange rates used for translation are summarized in the following table (expressed in each case as one unit of each foreign currency converted to euros):

	2001		2002		2003
	Closing rate	Average rate	Closing Rate	Average rate	Closing rate	Average Rate
U.S. dollar	1.13469	1.12535	0.95356	1.05803	0.79177	0.87934
Pound sterling	1.64339	1.61480	1.53728	1.59132	1.41884	1.44323
Canadian dollar	0.71038	0.72405	0.60423	0.67386	0.61599	0.63124
Hong-Kong dollar	0.14551	0.14429	0.12228	0.13566	0.10199	0.11293

Unless resulting in a material distortion the average rate is determined by taking the average of the month-end closing rates for the period.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet dates. The related unrealized exchange gains and losses are included under “Other financial expense, net” in the consolidated income statements, except if the assets or liabilities were hedged.

Transactions denominated in foreign currencies are converted at the exchange rate prevailing at the date of the transaction or at the rate of the applicable forward contract if hedged.

d) Financial instruments

The Group enters into financial instruments to hedge foreign currency risk, interest rate risk and from time to time to hedge the market volatility of certain marketable equity investments.

Financial risk exposures are managed centrally by the Corporate Treasury department in Paris in accordance with market conditions and in the framework of procedures established by management. Thomson enters into over-the-counter financial instruments, with a limited number of counterparts. Depending on local foreign currency regulations or practical access to markets, foreign exchange transactions are carried out by the Corporate Treasury in Paris or by the Hong Kong regional treasury or by the Americas regional treasury (the latter for transactions in Mexican peso). Affiliates unable to enter into foreign currency hedging operations with Corporate Treasury because of local laws or regulations do so directly with local banks under the supervision of Corporate Treasury and in accordance with corporate policies and procedures.

Foreign currency risk

Thomson operates as a global company and consequently is subject to mismatches between the currencies in which sales are made and the currencies in which expenses are incurred. Moreover, the Group operates in certain emerging markets, which are subject to risks and uncertainties inherent in such markets, including economic and governmental instability, controls on repatriation of earnings and capital and restrictions on the means available to Thomson to hedge currency fluctuation risks.

Thomson’s policy is to reduce the impact of foreign currency fluctuations on net commercial transaction exposures generally on a short-term basis and in certain cases for longer periods depending on the cycle of the underlying business activities. The Group buys and sells currencies on a forward basis and buys currency options.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Foreign currency forward contracts and foreign currency options are considered as hedges for accounting purposes if they are designated to hedge accounts receivable and accounts payable amounts on the balance sheet or anticipated commercial transactions.

The nature of the commercial products sold and the consistency of the demand for these products are such that it is reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions are recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that do not qualify for hedge accounting are recorded at market value. In the case this results in a loss, this loss is recognized as “Other financial expense, net” in the consolidated income statements.

Interest rate risk

Thomson’s policy is to hedge interest rate exposures in accordance with target ratios of fixed/floating debt, which are set periodically as a function of market conditions.

The Group enters into interest rate swaps and buys forward rate agreements and caps.

Gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, are accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest income (expense), net” and the accruals are included either in “Other receivables” or “Other creditors and accrued liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that do not qualify for hedge accounting as well as interest rate caps are marked-to-market and in the case of loss a provision is taken. This loss is recognised in “Other financial expense, net” in the consolidated income statements.

Equity risk

From time to time, Thomson hedges the market volatility of certain marketable equity investments. Gains and losses on equity instruments designated as hedges are deferred until the related marketable equity securities are sold.

e) Net sales

Sale of goods and services

Revenue consists of income from all activities of consolidated subsidiaries after elimination of inter-company transactions. Revenue is recognized when ownership is transferred which generally occurs at the time of shipment.

Effective January 1, 2001, an agreement was signed with DIRECTV notably relating to the marketing of DIRECTV digital decoder products through U.S. retail distribution channels under the RCA trademark. Under the terms of the agreement, Thomson received a shipment-based subsidy with no additional services to render nor any continuing obligations to DIRECTV. These product sales and related subsidies were recognized as revenue at the time of shipment. This agreement terminated in January 2002.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Licensing revenue

Thomson’s patent licensing agreements generally provide that a specified royalty amount is earned on each product shipped to a third-party by a licensee at the time of shipment. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. Generally, the actual royalty amount is required to be declared by the licensee and paid to the Group within 30-60 days after the end of the calendar quarter. New license agreements can also include provision for the licensee to pay for past shipments.

The Group may enter into specific licensing agreements according to which its only obligation is to maintain and defend the patent rights licensed to its customers. Under such contracts, the related revenues are recognized when the right to such revenues is acquired.

Sales of patents incidental to patent licensing activities are recorded as revenues when earned.

Warranty and returns

Estimated product warranty costs are provided for at the time of sale. The warranty provision covers all of the products that are still under warranty. The amount of the provision is determined based upon known non-recurring product issues as well as on historical experience.

Thomson accrues an estimate, at the time of sale, through its warranty reserve for all returns from its customers related either to product failures or consumer returns. Although Thomson’s general policy is to not accept returns of undamaged products, Thomson may accept returns for undamaged products on a discretionary basis. The impact of these returns has historically not been material.

Price protection

Price protection may be granted to customers when Thomson’s retail price of a product decreases for items held in stock by the customer. Price protection programs are discretionary. Accordingly, Thomson accrues for price protection at the time allowances are probable of being granted to customers. Price protection is reflected as a reduction of sales.

Sales incentives

Sales incentives to customers under sales incentives programs are deducted from sales unless the following conditions are met:

•	Thomson receives an identifiable and separable benefit (goods or services) in exchange for the cash paid to the customer, and

•	Thomson can reasonably estimate the fair value of the benefit,

Amounts paid in excess of such identified benefit are deducted from sales.

f) Fixed assets

Goodwill is amortized on a straight-line basis over its estimated useful life, generally over a period of 5 to 20 years.

Trademarks and similar rights with an indefinite economic life are no longer subject to amortization. Trademarks and the value of customer relationships associated with market share are not amortized in accordance with French GAAP.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Software development costs are generally expensed. Elements may be capitalized as intangible assets when they comply with the following criteria:

•	the project is clearly defined and costs are separately identified and reliably measured,

•	the technical feasibility of the software is demonstrated,

•	the software will be sold or used in-house,

•	a potential market exists for the software, or its usefulness (in case of internal use), is demonstrated, and

•	adequate resources for the project are available.

Software costs thus capitalized are categorized and amortized over their economic useful lives, which generally do not exceed 3 years.

Unless impaired, property, plant and equipment are carried at historical cost.

Depreciation is computed using the straight-line or declining-balance method over the estimated useful lives of the assets or using the unit of production method when appropriate.

Depreciation is generally applied over the following estimated useful lives of the fixed assets:

•	20 to 40 years for buildings,

•	1 to 12 years for plant and equipment,

•	4 to 10 years for other fixed assets.

At the balance sheet dates and whenever events or changes in market conditions indicate a potential impairment of intangible assets or property, plant and equipment, the expected future cash flows (undiscounted for tangible as well as intangible with a definite useful life and discounted for intangible with an indefinite useful life) of the related assets are compared with the carrying amounts of such assets. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their fair market value. The fair value is computed by reference to the discounted expected future cash flows generated by these assets.

g) Other investments

Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual basis. Net realizable value is based upon the underlying equity of the investment, its expected future profitability, or its market value (average of the quoted prices of the closing month for listed investments).

h) Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) or weighted-average method.

The cost of finished goods and work in progress inventories includes the cost of raw materials, labor and subcontracted purchases used during production, plus an allocation of industrial overhead. A valuation allowance is recorded when the carrying value is higher than the net realizable value.

i) Research and development

Research and development costs are expensed as incurred (subject to the qualification set out in paragraph f, concerning software development costs).

Subsidies for research and development are accounted for as income based on the stage of completion of the projects and are directly deducted from research and development costs. Certain projects are funded by means of repayable advances from governmental entities. Thomson deducts such external funding directly from research costs as incurred, as the repayments are generally contingent on future revenues generated by the project and are possible, but not probable.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

j) Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid investments with an initial maturity of three months or less.

k) Deferred tax

Thomson uses the liability method of tax allocation and records deferred taxes when there is a difference between the tax and accounting basis of assets and liabilities. A valuation allowance is recorded when there is uncertainty regarding the future utilization of these temporary differences. Tax on undistributed earnings of subsidiaries and equity companies are taken into account only when there is a planned distribution of dividends.

l) Pensions and retirement and termination benefits

Retirement indemnities and post-retirement benefits are accrued over the years of service of the employees and termination indemnities are accrued when rights to those benefits are vested and payment of the benefits is probable. The method used is the Projected Unit Credit Method with projected final salary. Actuarial gains or losses, such as gains and losses resulting from the effect of changes in actuarial assumptions, are deferred except for that part in excess of 10% (“corridor”) of the greater of the beginning balance of the fair market value of plan assets or the projected benefit obligation. This part in excess is amortized over the average remaining service period of active employees expected to receive benefits under the plan or if all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants is used. This part is included as a component of the pension costs.

m) Reserves

Regulation 00-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities was required to be adopted in 2002. The cumulative effect of this change in accounting principles as of January 1, 2002 was nil.

Restructuring reserves are recorded when Thomson has a current obligation as a result of a past event and for which an outflow of resources is probable and a reliable estimate can be made. Consequently, restructuring reserves are accrued for when a restructuring decision to close a facility, or to reduce or relocate the workforce meets the criteria stated in Regulation 00-06 of the “Comité de la Réglementation Comptable”.

n) Statements of cash flows

Cash flows from operating activities are determined using the reconciliation from “operating income” according to the method permitted by regulation 99-02, instead of the reconciliation from “net income”.

o) Other income and expense

“Other income, (expense), net” includes restructuring costs, gains or losses on disposals of fixed assets, write-offs/impairments of fixed assets and any other material unusual items.

p) Legal reserve

Pursuant to French law, Thomson is legally required to contribute a minimum of 5% of its annual net income (after any reduction for losses carried forward from the previous year) to a legal reserve. This minimum contribution is no longer required when the legal reserve equals 10% of the aggregate nominal value of its issued share capital. The legal reserve may be distributed only upon liquidation. At December 31, 2003 Thomson’s legal reserve amounted to € 43 million.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

q) Earnings per share

The basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year. Treasury shares are not considered as outstanding for the purposes of the computation of earnings per share.

The diluted earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any potential dilutive issues of common shares (mainly share options, warrants, and convertible bonds issued by the Company on its own common shares). Net income for the purposes of this calculation is therefore restated to exclude the interest expense, net of tax, related to such potential dilutive issues.

2. SIGNIFICANT CHANGES IN THE CONSOLIDATED COMPANIES

As of and for the year ended December 31, 2003, Thomson’s consolidated balance sheets and income statements include the accounts of companies listed in note 28. The following is a summary of the number of companies consolidated and accounted for under the equity method and the pro rata consolidation method as of December 31, 2003, 2002 and 2001:

	December 31,
	2001		2002		2003
	France	Others	France	Others	France	Others
Number of companies:
Parent company and consolidated subsidiaries	25	133	29	148	38	154
Companies consolidated by pro rata method	2	9	5	25	5	25
Companies accounted for under the equity method	1	4	—	2	3	7

Sub-total	28	146	34	175	46	186

Total	174		209		232

Changes since January 1, 2003

•	Since January 1, 2003 the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, 30 entities have been included in the scope of consolidation, representing an external turnover of € 14.6 million, operating result of € 1.0 and total assets of € 45.2 million.

•	In January 2003, ScreenVision Europe Group sold its 70% participation in a subsidiary, TWICE, which is therefore not consolidated subsequent to December 31, 2002.

•	On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement). The company acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway™. In both cases, the related products and services are marketed to digital TV operators.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

During December 2003, Thomson completed the sale of the MediaHighway™ business and the MediaGuard™ business. The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase (note 23) and sale of the Canal+ Technologies business are in note 6. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were € 90 million and € -2 million respectively for the eleven months of the year 2003.

•	On February 5, 2003, Thomson acquired from Alcatel the latter’s 50% interest owned in the ATLINKS joint venture for an amount of € 69 million, Thomson already held the other 50%, together with the management control. ATLINKS is now 100% held by the Group.

•	On February 28, 2003, the Group acquired Pacifica Media Affiliates (PMA) assets, a leading Los Angeles-based provider of audio editorial, and mixing facilities for feature films and broadcast production content. PMA has been fully consolidated since that date.

•	On March 31, 2003, an amendment to the joint venture agreement with Schneider concerning Easyplug was made, according to which Thomson ceded control over the joint venture. Easyplug is therefore consolidated by the equity method at 50% since that date.

•	On May 8, 2003 ScreenVision Europe, a 50-50 joint venture with Carlton Communications, acquired 100% of RMB Slovakia and 50% of Nordic Media Link AB (NML). These entities are consolidated from that date using the pro rata method.

•	On June 16, 2003, ScreenVision Europe acquired 50% of the minority interests in RMB Entertainment.

•	On June 16, 2003, Thomson purchased the remaining 11% minority interests in Thomson Multimedia India Private Ltd. The Group now owns 100% of this company.

•	On July 8, 2003, Thomson acquired for an amount of € 50 million the business and assets of the Recoton accessories business, a leading provider of accessories and related services to the U.S. retail industry. The Recoton business has been fully consolidated since that date.

•	On July 8, 2003, Thomson acquired additional shares in Celstream, a global information technology services firm with advanced expertise in product development, located in India. Thomson owns 38.75% of Celstream, which has been consolidated by the equity method since that date.

•	On September 18, 2003, Thomson acquired from Qualcomm its 20% interest in the Technicolor Digital Cinema (TDC) joint venture, for a total amount of € 23 million (of which € 15 million was paid in cash in 2003). The Group now owns 100% of Technicolor Digital Cinema, which is fully consolidated since that date (previously, TDC was consolidated using the pro rata method).

•	On October 21, 2003, Thomson acquired Cinecolor Lab Company, Ltd, a Thai company and one of the premier motion picture film laboratories and post-production facilities in the Austral-Asian film and post-production markets. Cinecolor is fully consolidated since that date.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On November 13, 2003, Thomson completed the disposal of all of its interests in the business and assets of Singingfish for € 7 million.

•	Thomson multimedia Asia PTE Ltd sold 55.1% of Total Technology Company.

Changes in 2002

•	On December 17, 2001, Thomson acquired Alcatel’s DSL activity. This activity has been fully consolidated since January 1, 2002.

•	Thomson Zhaowei multimedia, a joint venture formed in the second half of 2001 with Beijing C&W Electronics (Group) Co Limited situated in Beijing (People’s Republic of China), is 55% held by Thomson multimedia Asia and consolidated under the pro rata method since January 1, 2002. This joint venture develops, manufactures and sells TVs and digital set-top boxes. The subsidiary was shown at cost under “Other investments” in 2001 because no significant activities occurred during 2001.

•	On January 2, 2002, Thomson acquired the 50% interest of J2T owned by Victor Company of Japan Limited. After this transfer, J2T Holding GmbH is now 100% owned by Thomson and has been fully consolidated since January 1, 2002.

•	On January 31, 2002, in accordance with the contract signed in 2001, Thomson exercized its call option and acquired from Philips an additional 16.67% interest in BTS Holding International B.V. and, in September 2002, acquired the remaining 16.67%. The Group now holds 100 % of BTS Holding International B.V.

•	On February 1, 2002, 33.33% of A Novo Comlink Espana (Spain) was sold by ATLINKS to A Novo, in accordance with a contract signed with the purchaser in 2000. ATLINKS sold its remaining interest of 33.33% in December 2002.

•	On February 20, 2002, Thomson acquired 100% of Vidfilm, a privately held digital post production services company with operations in the Los Angeles area, London, and Singapore. Vidfilm has been fully consolidated since that date.

•	On February 25, 2002, Thomson acquired a business related to the DVD compression, authoring, regionalizing and related services business from Still In Motion LLC and two private vendors, which has been fully consolidated since that date.

•	On March 1, 2002, the Group acquired all of the shares of Grass Valley Group, a leading supplier of digital broadcasting equipment. Grass Valley Group has been fully consolidated since that date.

•	On April 4, 2002, the Group acquired all of the shares of Southern Star Duplitek Pty Limited in Australia. Duplitek is an Australian leader in manufacturing and distribution of pre-recorded DVDs and videocassettes. Duplitek has been fully consolidated since that date.

•	On May 7, 2002 the Group formed ScreenVision Holdings (Europe) Limited, a 50-50 joint venture with Carlton Communications to purchase the entire issued share capital of Circuit A in France, and RMB II, a subsidiary formed by Régie Media Belge (RMB) in Europe in order to acquire the cinema screen advertising business owned by UGC and RTBF (Radio Télévision Belge de la communauté Française) in certain European countries. This acquisition has been consolidated under the pro rata method since the closing, which occurred on June 28, 2002.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On June 25, 2002, the Group acquired Panasonic Disc Services Corporation (PDSC), a company specializing in DVD replication and distribution services in the U.S. and DVD replication services in Europe. PDSC has been fully consolidated since that date.

•	On June 28, 2002, Thomson acquired Grundig’s set-top box activity through the acquisition of the Digital Intermedia System Business (“DIS Business”). The DIS Business comprises one manufacturing and two research and development facilities. This company has been fully consolidated since that date.

•	On September 19, 2002, ScreenVision U.S. a 50-50 joint venture of the Group with Carlton Communications, acquired 100% of the U.S. operations of Val Morgan, a division of Television Media Services specialized in the cinema advertising business. This company has been consolidated under the pro rata method since that date.

3. INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

	France	Rest of Europe	U.S.	Rest of Americas	Asia / Pacific	Elimination	Total
	(€ in millions)
December 31, 2003
Net sales	2,032	1,342	3,992	462	631	—	8,459
Transfers from/to other geographical areas	589	884	110	310	593	(2,486)	—
Operating income (1)	259	163	21	60	5	—	508
Long lived assets	87	496	480	240	171	—	1,474

December 31, 2002
Net sales	2,028	1,418	5,345	534	862	—	10,187
Transfers from/to other geographical areas	416	931	286	298	735	(2,666)	—
Operating income (1)	211	213	191	60	43	—	718
Long lived assets	92	448	716	197	169	—	1,622

December 31, 2001
Net sales (2)	1,848	1,382	5,740	562	859	—	10,391
Transfers from/to other geographical areas	801	890	124	330	815	(2,960)	—
Operating income (1)	231	139	146	77	43	—	636
Long lived assets	120	352	773	151	140	—	1,536

(1)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted or added from or to the operating income of the selling area.

(2)	2001 note - restated for EITF 01-09 effective 2002 in the U.S. (note 1).

Net sales and operating income are classified by the location of the business that invoices the customer.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Analysis by Business Segment

Beginning January 1, 2003, in order to further stress customer focus and simplify the Group’s structure, Thomson formed the following: Content & Networks, Consumer Products, Components and Licensing.

•	Content & Networks comprises the following activities:

•	Video content preparation and distribution activities under the Technicolor® trademark (post-production, media asset management, replication and distribution services for Broadcast content, feature films, DVD and VHS) and the Screen-Advertising businesses (ScreenVision, theater services).

•	Broadcast and network equipment and services under GVG ® trademark.

•	Broadband Access Products businesses.

•	The Broadband Access Products activity, including decoders and modems, has been transferred to the Content & Networks segment as it addresses a similar customer base. The business of ATLINKS with Telecom companies is now managed within the Broadband Access Products activity for the same reason.

•	Components comprising the same activities as the former Displays and Components division, produces and sells television tubes, other display devices, optical components and television and video components.

•	Consumer Products activities comprising Television sets, Audio and Video products, Accessories, and Home Telephony products sold through retail channels; the Consumer Products segment also comprises the worldwide Marketing and Sales organization for retail products.

•	Licensing comprising the former Patents and Licensing division, licenses the intellectual property of the Group and of external customers.

In addition, the Holdings column includes amounts related to central research and general corporate functions and worldwide programs unrelated to a specific business segments.

The operations of the former New Media Services division have been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content & Network activities (principally the screen-advertising activity).

	Content & Networks	Components (4)	Consumer Products	Licensing (3)	Holdings	Consolidation Adjustments	Total
	(€ in millions)
December 31, 2003
Net sales from external customers	3,714	1,072	3,198	462	13	—	8,459
Intersegment Sales (a)	9	424	13	1	148	(595)	—
Depreciation and amortization	(141)	(99)	(80)	(5)	(16)	—	(341)
Operating income (loss)	436	(101)	(124)	411	(114)	—	508
Interest income (expense), net (b)	(16)	(5)	(13)	5	20		(9)
Income from equity investments	(5)	—	(2)	—		—	(7)
Other income (expense), net (c)	(75)	(149)	(52)	1	26	—	(249)
Segment Assets (f)	2,431	920	911	8	98	—	4,368
Capital expenditures (d)	(297)	(137)	(48)	(2)	(9)	—	(493)
Capital employed (1)	1,917	612	320	47	82	—	2,978
Net Goodwill	1,077	—	23	—	—	—	1,100

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	Content & Networks (2)	Components (4)	Consumer Products (2)	Licensing (3)	Holdings	Consolidation Adjustments	Total
	(€ in millions)
December 31, 2002 (*)
Net sales from external customers	3,924	1,560	4,264	429	10	—	10,187
Intersegment Sales (a)	42	664	56	—	188	(950)	—
Depreciation and amortization	(152)	(125)	(105)	(2)	(12)		(396)
Operating income (loss)	420	84	(52)	387	(121)	—	718
Interest income (expense), net (b)	(20)	(3)	(23)	8	47	—	9
Income from equity investments	—	—	—	—	—	—	—
Other income (expense), net (c)	(38)	(42)	2	—	(18)	—	(96)
Segment Assets (f)	2,736	1,047	1,244	19	76	—	5,122
Capital expenditures (d)	(359)	(244)	(67)	(1)	(11)	—	(682)
Capital employed (1)	2,209	728	771	66	107	—	3,881
Net Goodwill	1,310	1	9	—	—	—	1,320

	Content & Networks (2)	Components (4)	Consumer Products (2)	Licensing (3)	Holdings	Consolidation Adjustments	Total
	(€ in millions)
December 31, 2001 (*)
Net sales from external customers (**)	3,460	1,642	4,884	395	10	—	10,391
Intersegment Sales (a)	1	756	6	—	191	(954)	—
Depreciation and amortization	(90)	(137)	(120)	(5)	(16)	—	(368)
Operating income (loss) (e)	458	111	(160)	338	(111)	—	636
Interest income (expense), net (b)	(27)	(23)	(117)	—	138	—	(29)
Income from equity investments	—	—	(2)	—	(1)	—	(3)
Other income (expense), net (c)	12	(104)	93	(2)	9	—	8
Segment Assets (f)	2,562	1,164	1,665	72	127	—	5,590
Capital expenditures (d)	(167)	(158)	(82)	(58)	(14)	—	(479)
Capital employed (1)	2,087	755	1,056	124	(23)	—	3,999
Net Goodwill	890	1	10	—	—	—	901

(*)	Restated with the transfer of Nextream and Broadband Access Products activities from the Consumer Products segment to the Content & Networks segment and with the transfer of New Media Services activities to Consumer Products and Content & Networks segments.

(**)	Restated for EITF 01-09 applicable in 2002 (note 1).

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(a)	Starting January 2002, the Licensing Segment no longer includes license fees charged to other segments; prior period segment information restatements only impact the second half of 2001 (Content & Networks and Components).

(b)	In 2001, interest expense is allocated to segments based upon average working capital requirement levels upon which market interest rates are applied for each country in which the entities comprising the segments operate (“imputed interest”). The difference between Thomson’s consolidated interest expense and the imputed interest is allocated to Holdings. In 2002 and 2003, interest expense was no longer allocated.

(c)	The caption in “other income (expense)” mainly comprises the following:

For 2003

•	€ -217 million for restructuring expenses as detailed in note 18 “restructuring reserves”.

•	€ +51 million for Gain on disposal of fixed assets investment as detailed in note 6.

•	€ -52 million for Write-off of fixed assets as detailed in note 6.

•	Other significant items as follows:

•	During February 2003, the Components Segment decided to temporarily stop one of its large-size tube production lines (line 1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003, together with the decision to close a second line (see below). The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)”, and totaled € -8 million. They include mainly employee unemployment costs (€ -3 million), and operational impairment (€ -5 million). Operational impairment is primarily the reduced production output that resulted from interplant job changes that are required by the seniority protection clauses in the Union contracts.

•	€ -10 million related to Components Segment in the U.S., which decided to stop a second display production line (line 2) in Marion, Indiana, in June. The costs associated with this closure have been classified under “other income/(expenses)”, and amount to € -10 million. This mainly includes employee unemployment costs (€ -4 million), and operational impairment (€ -5 million) and some other costs (€ -1 million) with no future benefits for the Group and that directly link with the decision to temporarily stop the line.

•	€ +6 million income related to the reversal of a provision for litigation (Judgment of the lawsuit in favor of Thomson), as well as other various miscellaneous income.

•	€ -4 million pertains to pension and medical retiree benefit expense incidental to the major restructuring plans. Such pension settlement expense corresponds to a portion of the unrecognized pension loss as employees from previous restructuring plans terminated their layoff status and withdrew their pension money. Such amount is broken down by segment as follow: € -2 million in Consumer Products, € -1 million in Holding and € -1 million in Content & Networks

•	€ -8 million are related to litigation in the Audio Video profit center.

For 2002

Other significant items as follows:

•	€ -141 million for restructuring expenses as detailed in note 18 “restructuring reserves”.

•	€ +79 million for Gain on disposal of fixed assets investment as detailed in note 6.

•	€ -15 million for Write-off of fixed assets as detailed in note 6.

•	Other significant items as follows:

•	€ -8 million is related to the TAK activity, discontinued in 2002. TAK was in the former New Media Services segment and was developing and marketing services for interactive television. The amount classified in “Other income (expenses), net” corresponds to operating costs of the period of this discontinued activity. Prior year operating losses have not been restated (€ -10 million for year 2001). Restructuring costs related to this discontinued activity (€ -5 million) have also been classified under “other”.

•	The effect of operational inefficiencies in one of the Components segment glass plants due to a fire, mainly unabsorbed overheads and labor variance, is presented under “other income (expenses), net” in an amount of € -3 million.

•	On June 10, 2002, in connection with a patent infringement claim concerning the Consumer Products segment, Thomson entered into a settlement and license agreement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002), and a fully paid up worldwide license for the remaining life of the settled patents. Consistent with last year’s classification, the damages in excess of the previous year accruals have been classified under “other income and expenses” and amount to € -5.7 million. When patent infringement cases are settled in the Group’s favor the settlement received by the licensing companies of the Group corresponding to the amount of royalties which should have been received during the license period, is recorded under “Net Sales”.

For 2002 and 2001

The Group experienced operational inefficiencies on one of its Components segment glass panel lines beginning in the second half of 2001 due to equipment failure. Because no insurance indemnity had yet been agreed upon with the insurance company in 2001, the Group elected to classify the portion of scrap and overhead and labor variance in connection with this situation under “Other income (expense), net” in the amount of € 6.6 million in 2001. In 2002, the insurance recovery proceeds received were allocated in an amount of € 10 million and € 9.9 million to “Other income (expense), net” and operating income, respectively, in proportion to the costs incurred in 2001 and 2002 respectively.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

For 2001 only

•	Other significant items as follows:

•	€ -107 million for restructuring expenses as detailed in note 18 “restructuring reserves”.

•	€ +163 million for Gain on disposal of fixed assets investment as detailed in note 6.

•	€ -23 million for Write-off of fixed assets as detailed in note 6.

•	Other:

As part of a substantial reassessment of its product portfolio, the Group discontinued certain products or product lines, which have not resulted in restructuring plans. As of December 31, 2001, the related costs, mainly finished goods and raw material inventory write-offs (€ -30 million related to Consumer Products), and purchase order and other contract cancellation costs (€ -18.5 million related to Consumer Products) have been classified as “Other income (expense), net”. Related fixed asset write-offs (€ -4.8 million for Consumer Products and € -11.6 million for Displays & Components) are included in “Other income (expense), net”. Although reassessment of the product portfolio is an ongoing activity for the Group, the effects of which are reflected in operating costs, the Group believes that the scope of this year’s reassessment was much more comprehensive and warrants the reclassification outside of operating costs in 2001.

(d)	Amounts before the net change in debt related to capital expenditure payables of € -17 million, € +74 million and € -20 million for the years ended December 31, 2003, 2002 and 2001 respectively.

(e)	In December 2001, Thomson changed its global policy concerning employee entitlement to vacation. Previously, employees on the payroll of Thomson, Inc. and Thomson multimedia Licensing, Inc. were entitled to full vacation based upon length of service with the Group at December 31 for payment in the succeeding calendar year. Under the new policy, employees accrue their vacation ratably throughout the calendar year. As a result of the decision to modify the policy during 2001, € 14.9 million of expense was reversed in 2001 consisting mainly of € 9.1 million for Consumer Products, € 4.7 million for Components and € 0.8 million for Licensing.

(f)	Amounts include advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts receivables gross for € 205 million, € 235 million and € 221 million as of December 31, 2003, 2002 and 2001 respectively. From 2002, accruals related to sales incentives, which are deducted from sales, are classified in deduction of “trade receivables” instead of “other creditors and accrued liabilities” (note 21). 2001 has not been restated (€ 38 million as of December 2001 was recorded in “other creditors and accrued liabilities”). This restatement only concerns the Consumer Products segment.

(1)	Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding Goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).

(2)	The amounts as of December, 2001 and 2002 have been restated accordingly to the new 2003 business organization.

(6)	As set out under Accounting Policies, Thomson’s patent license agreements generally provide that a specified royalty amount is earned on each product shipped to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. However some agreements may include royalty payments related to previous periods’ production. Such payments can be significant in the context of certain periods income including during 2003.

Also, in the context of the sale of the Canal+ Technologies assets (see note 6,) Thomson Licensing S.A. sold fully paid-up licences on intellectual property.

(7)	Components segment includes SDM which is since end of July 2003 to December 31, 2003 temporarily managed by the SEVP of Audio, Video and ATLINKS and Thomson Quality System.

Reconciliation of segment information to consolidated figures:

	2001	2002	2003
	(€ in millions)
Segment assets	5,590	5,122	4,368
Goodwill	901	1,320	1,100
Investments and other non-current assets	417	218	185
Current accounts with affiliated companies	43	71	79
Other receivables	1,059	1,278	960
Contract advances, net (1)	248	242	205
Cash and cash equivalents	1,532	1,463	2,383

Total consolidated assets	9,790	9,714	9,280

(1)	Contract Advances relate to the Content & Network segment.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

4. RESEARCH AND DEVELOPMENT EXPENSE

	2001	2002	2003
	(€ in millions)
Research and Development Expense Gross	(383)	(386)	(304)
Government Agency subsidies net of repayments (1)	15	12	9

Research and Development Expense net of subsidies	(368)	(374)	(295)
(1) Amounts received from repayable advances	3	3	0
Advances repayable as of closing date	14	17	17

5. FINANCIAL EXPENSE

	2001	2002	2003
	(€ in millions)
Interest income	45	51	32
Interest expense	(74)	(42)	(41)

Interest (expense) income, net (1)	(29)	9	(9)

Cash payment discounts granted	(9)	(10)	(9)
Cash payment discounts obtained	2	1	1
Pension plan interest costs relating to shut-down activities	(20)	(26)	(24)
Other interest on non-financial payables	(9)	(13)	(14)
Dividends	1	—	2
Exchange profit (loss)	9	(2)	(18)
Other (2)	(134)	(87)	(8)

Other financial expense, net	(160)	(137)	(70)

TOTAL	(189)	(128)	(79)

(1)	Includes € 6 million, € 15 million and € 25 million of interest on promissory notes related to the acquisition of Technicolor for the years ended December 31, 2003, 2002 and 2001, respectively. In 2002, the change in net interest expense relative to 2001 is mainly due to lower swap costs (on euro deposits swapped into USD for on-loan to U.S. affiliates) due to sharply lower interest rates.

(2)	This mainly includes the valuation allowance related to financial investments carried at cost.

6. OTHER INCOME (EXPENSE), NET

	2001	2002	2003
	(€ in millions)
Restructuring costs, net (1)	(107)	(141)	(217)
Gain on disposal of fixed assets/investments (2)	163	79	51
Write-off of fixed assets (3)	(23)	(15)	(52)
Other (4)	(25)	(19)	(31)

Total other income (expense), net	8	(96)	(249)

(1)	Net restructuring costs by segment are detailed in note 18.

(2)	In 2003, mainly relates to Canal+ Technologies businesses disposal:

On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement) for a purchase consideration of € 190 million. The business acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway™. In both cases, the related products and services are marketed to TV operators. Thomson also acquired cash and receivables related to the business.

During December 2003, Thomson completed the sale of the MediaHighway business and of the MediaGuard business. The assets retained were intellectual property assets, plus cash acquired with and retained in the business. The sale of the two businesses resulted in a capital gain of € 46 million after tax (recorded in the holding segment). The activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003, and all income and expense of the businesses, together with the gain on disposal net of expected costs have been combined and recorded under “other income (expense)”.

In 2002, the gain relates to the disposal of unconsolidated investments together with the gain on hedges associated with such investments.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(3)	As of December 2003, this amount mainly relates to the impairment of certain production assets of the Digital Media Solutions segment for € -21 million, and to the impairment of certain assets in the Components segment for € -27 million.

In 2002, this amount concerns Digital Media Solutions for € -6.7 million, Display and Components for € -4.2 million and Consumer Products for € -3.2 million.

(4)	This caption is detailed in note 3 by segment for 2001 to 2003. Additionally, 2001 includes a gain of € 35 million related to the disposal of a derivative instrument acquired in 2000 in order to hedge the decline in value of supplier shares to be received in connection with a components purchase contract; such contract was subsequently terminated and consequently the derivative was no longer needed.

7. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies), and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime provides that the basis for income tax computation of the parent company is not limited to the taxable income of its French consolidated subsidiaries but also includes the taxable income, as determined under French tax law, of foreign entities owned as to more than 50% (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to foreign entities owned as to more than 50%, to be applied as a credit to income taxes due in France.

The Regime is in force retroactive to January 1, 2001 and will expire on December 31, 2005 unless renewed. As a consequence, a worldwide consolidated tax returns was filed for 2001 and 2002, respectively in November 2002 and November 2003, and its consequences reflected in Thomson’s 2002 and 2003 financial statements.

In 2001 the French consolidated tax return was limited to the French subsidiaries of Thomson S.A.

a) Income tax expense is summarized below:

	2001	2002	2003
	(€ in millions)
Current income tax:
France	(59)	(18)	(12)
Tax refund due to the retroactive application of the Regime to 2001	—	33	—

Sub-total current income tax France	(59)	15	(12)
Foreign	(83)	(93)	(79)

Total current income tax	(142)	(78)	(91)

Deferred income tax
France	2	47	(2)
Foreign	1	(25)	30

Total deferred income tax	3	22	28

Total income tax	(139)	(56)	(63)

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In 2003, the income tax charge of the Group reflects the profitability of its legal entities. Income tax was payable in certain countries where the Group’s activities were profitable and withholding tax paid on licensing income, whereas the losses were mainly located in the U.S.

The decrease in 2002 current income tax expense as compared to 2001 was mainly due to France and related to the effects of a non recurring tax refund relative to the introduction of the Regime for € 33 million and the utilization of tax loss carry-forwards which offset French licensing revenues while an income tax charge of € -56 million related to such revenues was recorded in 2001.

In 2001, the tax expense related to French subsidiaries amounted to € -57 million out of which € -56 million was calculated at the reduced rate applicable under French law on revenues for patents owned for more than two years.

In 2003, the Group recorded a net deferred tax asset of € 28 million. This amount includes for € 32 million the reversal of U.S. valuation allowance in view of an expected return to profitability in the U.S. thanks to the U.S. Content & Network business and to the agreement with TCL (note 27).

In 2002, the Group recorded a net deferred tax asset of € 22 million. This amount includes, in France a net of € 47 million corresponding to the recognition of a tax benefit related to long term capital losses and valuation allowances on ordinary tax rate deferred assets, and € -25 million related to foreign entities.

In 2001, a deferred tax asset of € 3 million was recorded.

b) Income / (loss) before income taxes and minority interests:

	2001	2002	2003
	(€ in millions)
Domestic activities	441	103	251
Foreign activities	(38)	313	(154)

Total income / (loss) before tax and minority interests (after equity result)	403	416	97

c) Deferred tax liabilities and income taxes payable:

	2001	2002	2003
	(€ in millions)
Deferred tax liabilities	25	23	23
Income taxes payable	151	151	85

Total tax liabilities	176	174	108

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

d) Deferred tax assets and liabilities included in other receivables and other creditors and accrued liabilities:

	2001	2002	2003
	(€ in millions)
Deferred tax assets (net, by affiliates)	1,097	1,437	1,324
Valuation allowance	(842)	(1,154)	(1,032)

Deferred tax assets, net (note 14)	255	283	292
Deferred tax liabilities (note 22)	(25)	(23)	(23)

Net deferred tax assets (1)	230	260	269

(1)	Including € 93 million for Technicolor at December 31, 2002. This amount includes € -42 million of valuation allowance on deferred tax assets recorded through goodwill on Technicolor, PDSC and Grass Valley.

8. FIXED ASSETS

(a) Intangible assets:

			2003
	2001 Net	2002 Net	Gross	Accumulated Amortization	Net
	(€ in millions)
Goodwill	901	1,320	1,269	(169)	1,100
Patents, trademarks and customer relationships (1)	727	803	896	(100)	796
Other intangibles (mainly softwares)	68	60	152	(113)	39

Total	1,696	2,183	2,317	(382)	1,935

Gross Value	1,992	2,524
Accumulated Amortization	(296)	(341)

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Goodwill

	Purchase Date		Amortization Life (years)			2003
(€ in millions)				2001 Net	2002 Net	Gross	Amortization	Net
ATLINKS (1)	1999		15	29	26	66	(10)	56
Technicolor Group (2)	2001		20	712	535	490	(73)	417
ScreenVision US	2001		20	51	39	35	(4)	31
Miles O’ Fun Inc	2001		20	7	6	8	(1)	7
BTS	2001	&
	2002		15	79	116	129	(22)	107
Thomson Broadband (ADSL)	2001		10	—	61	68	(14)	54
VidFilm (4)	2002		20	—	68	30	(3)	27
Grass Valley	2002		15	—	93	91	(11)	80
Still in Motion (4)	2002		20	—	7	6	(1)	5
Southern Star Duplitek (4)	2002		20	—	49	29	(2)	27
Panasonic Disk Services Corporation (PDSC) (3)	2002		20	—	272	241	(18)	223
ScreenVision Europe	2002	&
	2003		20	—	19	17	(1)	16
Grundig DIS business	2002		15	—	7	9	(1)	8
Technicolor Digital Cinema (5)	2003		20	—	—	17	—	17
Cinecolor (5)	2003		20	—	—	11	—	11
Others (less than € 5 million net individually)				23	22	22	(8)	14

Total				901	1,320	1,269	(169)	1,100

(1)	As recorded in Note 2, Thomson purchased Alcatel’s 50% interest in ATLINKS, which has resulted in an increase of related Goodwill of € 34 million.

(2)	The gross value of goodwill applicable to Technicolor increased by € 2 million for purchase price adjustments and decreased by € 100 million in 2003 due to changes in foreign exchange rates.

(3)	The gross value of goodwill applicable to PDSC increased by € 10 million for purchase accounting adjustments and decreased by € 47 million in 2003 due to changes in foreign exchange rates.

(4)	These Goodwill amounts have decreased due to completion of purchase valuation assessments, notably for allocations to customer relationship (see below).

(5)	As of December 31, 2003, a preliminary purchase valuation assessment had been carried out on these companies. The final assessment should be completed no later than the close of the first financial year subsequent to the acquisition pursuant to French regulation 99-02.

Patents, trademarks and customer relationships:

For acquisitions, Thomson carries out a purchase valuation assessment, including the assessment of the valuation of intangible assets. For material amounts, Thomson relies on independent experts to determine the amount of, notably, intangible assets. With respect to customer relationships, the valuation methodology used is generally based on the discounted future cash flows expected to be generated by the existing customer portfolio at acquisition date. With respect to trademarks, the valuation methodology used is based on royalty rates which could reasonably be paid by third-party licensees on similar trademarks. Such intangibles are not amortized but are subject to periodic impairment tests using the same criteria as applied in the initial valuation.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Patents, trademarks and customer relationships consist mainly of:

•	Trademarks of Technicolor ® (€ 182 million at December 31, 2003), Grass Valley ® (€ 36 million at December 31, 2003), Recoton ® (€ 23 million at December 2003) and THOMSON ® (purchased from TSA in 2001).

•	Customer relationships of Technicolor (€ 238 million), PDSC (€ 71 million), ScreenVision Europe (€ 22 million), Southern Star Duplitek (€ 32 million) and Vidfilm (€ 34 million).

•	A license to use the RCA ® trademark for consumer electronics products was obtained in 1988 and in 1999 an extended usage of the RCA ® trademark was purchased from General Electric. Trademarks are no longer amortised.

•	There is no value in Thomson’s consolidated balance sheets for the majority of patents owned by the Group.

•	In 2002 and 2003 license rights were acquired to use third-party patents (Content & Network).

Other intangible assets

Other intangible assets include mainly software.

b) Property, plant and equipment:

			2003
	2001 Net	2002 Net	Gross	Accumulated Amortization	Net
				(€ in millions)
Land	86	76	69	(1)	68
Buildings	302	275	490	(212)	278
Plant and equipment	833	855	2,626	(1,723)	903
Other fixed assets	315	416	369	(144)	225

TOTAL	1,536	1,622	3,554	(2,080)	1,474

Gross Value	3,754	3,800
Accumulated Amortization	(2,218)	(2,178)

In December 2001, Thomson sold, through a synthetic lease transaction described under note 24, its Polish tube manufacturing equipment, which resulted in the removal of related assets from the balance sheet for an amount of € 53 million.

At December 31, 2003 and 2002, respectively, the accumulated amortization includes:

•	€ 56 million related to restructuring plans for the year 2003. In 2002 € 32 million of write-downs, related to restructuring plans, being € 38 million reclassified, as of January 1, 2002 from the restructuring reserve (see note 18) and € -6 million used during the period.

•	€ 52 million and € 15 million related to impairment test for the year 2003 and 2002, respectively (note 6).

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

9. EQUITY INVESTMENTS

These investments represent companies engaged in activities similar to those of Thomson’s consolidated subsidiaries.

Equity investments in unconsolidated affiliates are summarized below:

	% Interest 2003	Investments			Income / (loss)
		2001	2002	2003	2001	2002 (3)	2003
		(€ in millions)
Thomson Pacific CE Co. Ltd. (Taiwan)	50.00%	—	—	—	(2)	—	—
CTE El Athir (Tunisia) (3)	30.00%	4	4	4	—	—	—
J2T Video Tonnerre (France)(1)	—	—	—	—	(2)	—	—
J2T Holding Gmbh (4)	—	—	—	—	—	—	—
EasyPlug, SAS	50.00%	—	—	3	—	—	(1)
EasyPlug, Inc	50.00%	—	—	—	—	—	(1)
Celstream Tech. Private Ltd. (3)	38.75%	—	—	1	—	—	—
Metric Line (3)	40.00%	—	—	—	—	—	—
MTEP	12.50%	—	—	1	—	—	(1)
Techfund Capital Europe(3)	20.00%	—	—	2	—	—	—
Novo Comlink Espana (Spain) (2)	—	11	—	—	1	—	—
Others		—	—	—	—	—	(4)

Total		15	4	11	(3)	—	(7)

(1)	In 2002, JT2 Video Tonnerre was sold to STELI and merged into STELI.

(2)	In 2002, shares of Novo Comlink Espana were sold.

(3)	The equity in earnings is immaterial.

(4)	In 2003, J2T Holding Gmbh was merged into Thomson Multimedia Sales Germany GmbH & Co O.H.G.

10. OTHER INVESTMENTS

			2003
	2001 Net	2002 Net	Gross	Valuation allowance	Net
			(€ in millions)
Investments in:
- listed securities (1)	63	5	14	—	14
- unlisted securities (2)	126	53	197	(86)	111
- subsidiaries recently acquired and not yet consolidated (3)	148	—	—	—	—

Total	337	58	211	(86)	125

Gross Value	516	248
Accumulated Amortization	(179)	(190)

(1)	Among which € 13 million of shares lent to a bank as collateral to hedge counterpart risk. In 2003, the net book value of listed securities disposed of amounted to € 1 million (€ 55 million in 2002).

(2)	This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2003, a preference share investment totaling 99 million euros at December 31, 2003 closing rate.

(3)	Where an activity is acquired just prior to the closing date of a reporting period, and the activity between purchase date and closing date is not material, the Company occasionally elects to classify such acquired activities under “Other investments”. At December 31, 2003 and 2002, no investment is accounted for in this manner.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

11. INVENTORIES

	2001	2002	2003
	(€ in millions)
Raw materials	335	379	291
Work in process	185	123	59
Finished goods and purchased goods for resale	728	561	478

Sub-total	1,248	1,063	828

Less: valuation allowance	(128)	(101)	(84)

Total	1,120	962	744

As of December 31, 2003, approximately 73% (76% in 2002 and 77% in 2001) of inventories were valued by the FIFO method with the remainder valued by the weighted average cost method.

12. TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

	2001	2002	2003
	(€ in millions)
Trade accounts and notes receivable (1)	2,218	1,742	1,363
Less: valuation allowance	(79)	(67)	(48)

Total	2,139	1,675	1,315

(1)	Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 205 million, € 235 million and € 221 million as of December 31, 2003, 2002 and 2001, respectively. Accruals related to sales incentives (EITF 01-09), which are deducted from sales, are classified in “trade receivables” instead of “other creditors and accrued liabilities” for an amount of € 38 million as of December 2001. Sales incentives only concerns the Consumer Products segment. The valuation allowance includes a write-down of € 2 million in 2002 (nil in 2003).

Sales of receivables

The Group has in place a securitization program, since December 2002, which covers certain of its North American receivables. Under this program, Thomson, Inc. entered into an agreement allowing the sale, on a revolving basis of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million (€ 238 million at December 2003 closing rate).

No sales of receivables were outstanding at December 31, 2003, 2002 and 2001 under securitization programs.

Valuation allowance

The Thomson group’s accounting policy is to provide for doubtful accounts when losses are probable and can be estimated. Reversal of reserves for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 amounted to € 11 million, € 24 million and € 9 million, respectively.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

13. OTHER RECEIVABLES

	2001	2002	2003
	(€ in millions)
Value added tax receivable (1)	164	110	99
Other taxes receivable (2)	120	232	56
Subsidies	17	23	23
Deferred taxes assets, net of valuation allowance	255	283	292
Prepaid expenses	41	67	61
Other (3)	462	563	429

Total	1,059	1,278	960

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.

(2)	The significant tax receivable at the end of 2002 corresponds to the impact resulting from the worldwide tax consolidation regime (note 7).

(3)	As of December 31, 2003, 2002 and 2001 € 116 million, € 122 million and € 84 million, respectively are related to accrued royalty income.

14. CONTRACT ADVANCES, NET

Contract advances primaraly relate to customer contracts in the Technicolor business:

Technicolor conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to customers in return for the customer’s various commitments over the life of the contracts.

Such advance payments are recorded as “contracts advances” and are amortized as a reduction of “Net sales” on the basis of units of production or film processed. Technicolor customer advances amounted to € 188 million, € 225 million and € 241 million respectively as of December 31, 2003, 2002 and 2001. For the years ended December 31, 2003, 2002 and 2001, the company recorded a total of € 121 million, € 66 million and € 54 million, respectively of amortization of customer contracts advances.

Advances paid on contracts on the Group’s screen advertising joint ventures in the U.S. and Europe were € 17 million in 2003 and 2002. The related amortization amounts to € 15 million for year ended December 31, 2003.

15. CASH AND CASH EQUIVALENTS

	2001	2002	2003
	(€ in millions)
Cash and cash equivalents	1,532	1,463	2,383
Of which restricted cash deposits (1)	177	89	79

(1) Mainly a deposit by TCE Television Taiwan guaranteeing a loan to Thomson for the same amount:	91	80	60

As of December 31, 2001, there was also € 86 million as collateral for a bank guarantee of certain promissory notes that Thomson issued to Carlton in connection with the purchase of Technicolor.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

16. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

	2001	2002	2003
Outstanding number of shares	265,113,508	280,613,508	280,613,508
Nominal value in €	3.75	3.75	3.75

Thomson share capital in €	994,175,655	1,052,300,655	1,052,300,655

As part of the agreement with Carlton resulting in the acquisition of Technicolor, Thomson issued on March 16, 2001 to Carlton non-transferable and non-interest bearing bonds (Obligations Remboursables en Actions or “ORA”) redeemable in Thomson shares payable in 15.5 million ordinary shares one year after the closing, representing approximately 5.5% of the outstanding shares of Thomson. The bonds were redeemed on March 16, 2002. As a further part of the same transaction, Thomson issued deferred compensation in the form of promissory notes (note 22), of which USD 164 million remains (€ 130 million as of December 31, 2003) which could be paid in Thomson shares at a price to be determined at the time of issue, should it occur. Any such issue is subject to shareholders’ approval if in excess of 4 million shares.

Treasury Shares

Effective November 10, 2000 the General Assembly of Shareholders meeting authorized the Board of Directors to repurchase ordinary shares in the market for multiple purposes (future exchange of shares for strategic partnerships, possible exchange with convertible bonds, stock option plans, etc.).

At December 31, 2003, the Group held a total of 6,373,070 shares as Treasury Shares on its balance sheet. These were acquired pursuant to the following transactions:

•	In November 2003, Thomson repurchased 3 million shares for € 55 million at the time of the sale by TSA (the former parent company of Thomson) of its residual holding in Thomson, pursuant to authorization.

•	Pursuant to this authorization, the Group repurchased 3,267,850 treasury shares for € 156 million as of December 2002.

In addition to this purchases Thomson held 105,220 of its own shares from former employees shareholding plan adjustments.

From time to time, the Group may enter into financial transactions, notably lending, concerning Treasury Shares. No such transactions were outstanding as at December 31, 2003.

Stock option plan and dilutive potential ordinary shares

In accordance with the decision at the shareholders’ meeting on November 10, 2000, the Board of Directors decided at its meetings held on December 18, 2000, March 16, 2001 and July 23, 2001 to confer a total of 3,048,100 (4,018,500 initially) purchase options at an exercise price of € 55.9 for a period of 10 years to 350 beneficiaries (463 initially).

50% of the options will vest on December 18, 2003 and the remaining 50% on December 18, 2004. The option may be forfeited if the beneficiary leaves the Group. Before such date they may become fully vested upon a change of control of the Group as defined in the contract.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In accordance with the same shareholders’ decision, the Board of Directors approved a new stock option plan at its meeting held on October 12, 2001. The plan confers a total of 2,935,300 options (3,540,300 initially) to acquire new shares at an exercise price of € 31.5 for a period of 10 years to 446 beneficiaries (556 initially).

50% of the options will vest on October 12, 2004 (October 12, 2005 for French residents) and the remaining 50% on October 12, 2005. The options may be forfeited if the beneficiary leaves the Group.

As the average price for the period is below the exercise price in 2003, 2002 and 2001 respectively, the stock options do not have any dilutive effect on the earning per share of the Group as of December 31, 2003, 2002 and 2001.

On June 12, 2003, the Board of Directors approved the attribution of 651,522 shares to 30 beneficiaries over a period of three years.

The Group may issue 25,577,200 basic shares (weighted average number) in connection with the convertible/exchangeable bonds (note 20) and a maximum of 4,000,000 shares in connection with the promissory notes due to Carlton.

After consideration of the weighted average number of potential ordinary shares over the period and the restatement of financial charges net of tax (€ 18 million) associated with these two financial instruments and based on 2003 interest on the promissory notes, there is no negative dilutive effect on the earnings per share for the year ended December 31, 2003.

Minority interests

In 2003, the decrease of the minority interests is due to the acquisition by Thomson of the 50% minority interests in ATLINKS.

In 2002, the most significant component of minority interests (€ 38 million including net result) consisted mainly of the 50% equity investment in ATLINKS (€ 36 million) held by shareholders other than the Group. At December 31, 2001 significant minority interests also included the 33.33% held by Philips in the Broadcast activity purchased in 2001.

Cumulative translation adjustment

This item represents exchange differences arising from the translation of foreign subsidiaries’ financial statements.

Revaluation reserve

This item represents the Group’s share in the revaluation of certain tangible fixed assets.

17. RESERVES FOR RETIREMENT BENEFITS

I- Summary of benefits

	2001	2002	2003
	(€ in millions)
Pension plan & other benefits	350	380	365
Medical Post-retirement benefits	359	325	288

Total reserves for employee benefits	709	705	653

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Provisions for employee benefits are broken down as follows:

	2001	2002	2003
	(€ in millions)
Pension plan & other benefits (1)
NAFTA (2)	25	56	45
Germany	231	230	232
France	36	40	40
Other countries (2)	58	54	48

Sub Total	350	380	365

Medical Post-retirement benefits
NAFTA (2)(3)	359	324	288
Other countries (2)	—	1	—

Sub Total	359	325	288

Total reserves for employee benefits	709	705	653

(1)	Pension plans in France and Italy relate to termination indemnities. Refer to paragraph a) below for further detail.

(2)	NAFTA includes the U.S., Canada and Mexico. Other countries mainly relate to United Kingdom, Italia and Poland.

(3)	In 2002, the decrease is mainly due to the decrease of the U.S. dollar translated to euro.

a) Pension plan and other benefits

In some countries, Thomson pays contributions to governmental entities bearing the costs of retirement benefits. Such contributions are charged to expense as incurred. In other countries, mainly in Germany and in the U.S., Thomson provides defined benefits to employees upon their retirement.

•	In Germany, employees have a pension plan granted by Thomson. This non-funded plan is fully managed by Thomson.

•	In the United States, the employees of Thomson, Inc. are covered under a defined benefit pension plan. The plan is funded by a trust fund maintained by Thomson, Inc. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement. The related accrued pension cost is reflected under “Accrued employee expenses”. Technicolor operates a defined benefit pension plan (the “Technicolor Plan”) that covers substantially all employees that are not covered by collective bargaining agreements.

•	In Italy, according to local regulations, Thomson accrues indemnities for all employees (Trattemento di Fine Rapporto) until they leave Thomson (retirement, lay-off or termination of contract). This indemnity is increased each year based on each employee’s seniority and an inflation factor.

•	In France, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his / her years of service. In some subsidiaries, jubilees award are payable depending on the seniority of each employee in the group.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b) Medical benefits

Thomson, Inc. and its subsidiaries provide health care coverage during retirement to employees who meet seniority and age conditions.

II- Information on benefit obligations

The following information summarizes the main benefit obligations provided for in the U.S., U.K., Canada, France, Germany and Italy.

a) Actuarial present value of benefit obligations:

(€ in millions)	Pension and other benefits			Medical Post-retirement benefits			Total benefits
Present value of benefit obligation	2001	2002	2003	2001	2002	2003	2001	2002	2003
NAFTA affiliates	(347)	(301)	(247)	(423)	(411)	(435)	(770)	(712)	(682)
German affiliates	(253)	(266)	(283)	—	—	—	(253)	(266)	(283)
French affiliates	(63)	(43)	(45)	—	—	—	(63)	(43)	(45)
Other affiliates	(137)	(125)	(107)	—	—	—	(137)	(125)	(107)

Total	(800)	(735)	(682)	(423)	(411)	(435)	(1,223)	(1,146)	(1,117)

b) Fair value of plan assets:

(€ in millions)	Pension and other benefits			Medical Post-retirement benefits			Total plan assets
Fair value of plan assets	2001	2002	2003	2001	2002	2003	2001	2002	2003
NAFTA affiliates	287	187	175	—	2	—	287	189	175
German affiliates	—	—	—	—	—	—	—	—	—
French affiliates	—	—	—	—	—	—	—	—	—
Other affiliates	119	49	46	—	—	—	119	49	46

Total	406	236	221	—	2	—	406	238	221

c) Summary of unrecognised obligations to be amortized:

(€ in millions)	Pension and other benefits			Medical Post-retirement benefits			Total benefits
Unrecognised (gain) or loss	2001	2002	2003	2001	2002	2003	2001	2002	2003
NAFTA affiliates	14	63	27	59	84	145	73	147	172
German affiliates	20	34	50	—	—	—	20	34	50
French affiliates	—	5	12	—	—	—	—	5	12
Other affiliates	11	14	13	—	—	—	11	14	13

Sub-total	45	116	102	59	84	145	104	200	247

NAFTA affiliates	(1)	—	—	5	—	2	4	—	2
German affiliates	—	—	1	—	—	—	—	—	1
French affiliates	—	3	(7)	—	—	—	—	3	(7)
Other affiliates	—	—	—	—	—	—	—	—	—

Sub-total	(1)	3	(6)	5	—	2	4	3	(4)

Total unrecognised obligation	44	119	96	64	84	147	108	203	243

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

d) Present value of benefit obligations (before the impact of future salary increases) and fair market value of plan assets:

(€ in millions)	Plans for which ABO is above plan assets			Other Plans			Total benefits
	2001	2002	2003	2001	2002	2003	2001	2002	2003
• Accumulated benefit Obligation (ABO)	(416)	(630)	(644)	(337)	(48)	(4)	(753)	(678)	(648)
• Accumulated projected Benefit Obligation (APBO)	(440)	(646)	(677)	(360)	(89)	(5)	(800)	(735)	(682)
• Fair Value of plan assets	—	187	214	406	49	7	406	236	221

III- Assumptions used in actuarial calculations

	Pension and other benefits			Medical Post-retirement benefits
	2001	2002	2003	2001	2002	2003
Discount rate	6.40%	6.30%	5.55%	7.50%	7.00%	6.74%
Return on plan assets	9.30%	9.25%	7.11%	—	—	—
Average long term rate of compensation	3.20%	3.20%	2.76%	4.00%	4.00%	4.00%

The long term rates of return on plan assets have been determined for each plan, in consideration of the investment policies, the expected return for each components of the investment portfolio and other local factors in the country of the plan.

18. RESTRUCTURING RESERVES

	2001	2002	2003
	(€ in millions)
Reserves at the beginning of year	179	183	127
Current year expense (1)	187	151	226
Release of provision (1)	(80)	(10)	(9)
Usage during the period	(139)	(175)	(173)
Change in perimeter (2)	93	34	22
Currency translation adjustment and other movements (3)	(57)	(56)	(75)

Reserves at the end of the year	183	127	118

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(1) Restructuring costs, net of release by segment are:

	For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003
	(€ in millions)
Content & Networks (a)	(2)	(29)	(48)
Components (b)	(63)	(43)	(100)
Consumer Products (c)	(27)	(63)	(49)
Holdings (d)	(15)	(6)	(20)

Total Restructuring expense net of reversal	(107)	(141)	(217)

As of December 31, 2003, the restructuring expense includes € -175 million of termination costs and other exit costs and € -42 million for the write down/write off of assets and is comprising the following plans, by segment:

(a)	Content & Networks:

(1)	New restructuring plans aimed to consolidate the Film replication business and the broadcast business for a total expense of € - 9 million over 2003.

(2)	Restructuring programs related to acquired businesses in 2001/2002 amounting to € - 29 million. Such restructuring costs are expensed as incurred because they benefit the future activity of the Group (i.e. training, moving or harmonization costs)

(b)	Components Segment: mainly comprise in 2003 the adaptation of the production capacity (1) of two plants in the U.S. that led to the closure of two tubes production lines in Marion and one glass production tank in Circleville amounting to € -60 million, (2) of one plant in Italy that led to the downsizing of the plant workforce amounted to € -14 million and (3) the downsizing of our facilities in the storage digital module business (€ -8 million).

(c)	- New plans announced in 2003 including the Tune up / CPMax plans for adaptation of the segment costs structure to the business environment (€ -13 million), the reorganization of certain Mexican facilities to improve the Segment profitability (€ -9 million);

- Restructuring costs of programs undertaken in 2002, which is mainly related to the closure of one plant in France (€ -7 million), for which reliable estimates were not available at the time of the decision.

(d)	Holding activities: mainly comprise in 2003 (1) the downsizing of certain research and development centers in France (€ -9 million) and (2) the Tune up plan for adaptation of the corporate costs structure to the business environment (€ -4 million).

(2)	As of December 31, 2003, the change in perimeter includes mainly the impact for purchase accounting of PDSC for € 18 million.

As of December 31, 2002, the change in perimeter is due to the purchase accounting impact of PDSC (€ 31 million), Grass Valley (€ 27 million), BTS (€ 10 million), Thomson Broadband in ADSL activities (€ 6 million) and Grundig (€ 1 million) together with a reversal for € -41 million on Technicolor. As of December 31, 2001, the change in perimeter is due to the purchase accounting impacts of Technicolor (€ 71 million) and BTS (€ 22 million).

(3)	As of December 31, 2003 and 2002 includes mainly currency translation adjustments and write-down of assets. At December 31, 2003 currency translation adjustments amount to € -9 million (€ -13 million in 2002 and € 3 million in 2001). As of January 1, 2002 and according to the new French regulation 00-06 relating to the accounting for liabilities, all write-downs are re-classified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2003 and 2002 amounts to € -65 million and € -46 million, respectively. If applied to the years ended December 31, 2001, the restructuring reserve would have been decreased by € -46 million. For year 2003 and 2002 the above-mentioned € -46 million re-classification is broken down as follows: € -56 million and € -38 million for write-down of fixed assets, respectively (note 8) and € -9 million and € -8 million for write-down of inventories (note 11).

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

19. OTHER RESERVES

	Warranty	Losses on subsidiaries (1)	Others (2)	Total
	(€ in millions)
As of January 1, 2001	127	12	138	277

Current year expense	178	38	62	278
Release of provision	(12)	—	(58)	(70)
Usage during the period	(191)	(3)	(69)	(263)
Currency translation adjustments and others	11	5	8	24

As of December 31, 2001	113	52	81	246

Current year expense	167	8	44	219
Release of provision	(17)	(1)	(21)	(39)
Usage during the period	(165)	(3)	(42)	(210)
Currency translation adjustments and others	(6)	(5)	11	—

As of December 31, 2002	92	51	73	216

Current year expense	127	4	28	159
Release of provision	(4)	—	(17)	(21)
Usage during the period	(123)	—	(40)	(163)
Currency translation adjustments and others	(13)	4	24	15

As of December 31, 2003	79	59	68	206

(1)	Mainly includes provisions for losses in excess of the Group’s investments in unconsolidated companies.

(2)	At December 31, 2003, other reserves include mainly accruals for litigation risks for € 15 million (€ 20 million and € 50 million as of December 2002 and 2001, respectively), contract risks for € 11 million (€ 13 million and € 3 million as of December 2002 and 2001, respectively) and royalties.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

20. FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a) Analysis by type

	2001	2002	2003
	(€ in millions)
Debt due to financial institutions (1)	255	204	617
Convertible/exchangeable bond (October 2000) (2)	812	782	782
Convertible/exchangeable bond (March 2002)	—	600	600
Bank overdrafts	7	19	24
Other financial debt	57	44	44
Accrued interest including premium (3)	—	45	61

Total	1,131	1,694	2,128

(1)	On June 30, 2003 Thomson issued senior notes in a total amount of USD 406 million (€ 321 million at the December 31, 2003 exchange rate) that were sold privately to institutional investors in the U.S. This private placement consisted of three series; a series of 7 year maturity notes in an amount of USD 96 million; a series of 10 year maturity notes in an amount of USD 192 million and a series of 12 year maturity notes in an amount of USD 118 million. The notes carry fixed interest rates of 4.13%, 4.74%, and 4.84%, respectively for the 7, 10 and 12-year maturity notes.

Thomson swapped USD 200 million of the total issue to floating rate. On December 18, 2003 Thomson issued an additional GBP 34 million (€ 48 million at the December 31, 2003 exchange rate) of senior notes with a 10 year maturity and carrying a fixed rate of 6.11%; the entire amount of these additional notes were swapped to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part of the notes. The amount prepaid shall be allocated among all of the notes outstanding at the time in proportion to the respective unpaid principal amounts.

The notes are subject to various covenants including two financial covenants: maintenance of a minimum ratio of operating income to interest expense of 3 to 1, and a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2003, Thomson is in compliance with all covenants.

(2)	In 2002, 413,000 bonds of this series of € 72.67 nominal value were repurchased and cancelled for an aggregate amount of € 28 million decreasing the nominal debt by € 30 million.

(3)	Since December 31, 2002 accrued interest is classified as financial debt. At December 31, 2003, accrued interest has been broken down into (i) € 47 million (€ 32 million in 2002) for the premium due at maturity on the October 2000 convertible bond which is recorded as a financial expense over the bond duration and (ii) € 14 million (€ 13 million in 2002) of interest. For 2001 accrued interest has not been restated and was recorded in “Other creditors and accrued liabilities” in the amount of € 27 million (of which € 14 million for the premium and € 13 million for the interest). The increase of interest payable is due to the premium due at maturity on the October 2000 convertible bond which is accrued for in “financial interest” over the bond duration. Interest on “debt related to Technicolor acquisition” (note 22) is included in the total “debt related to Technicolor acquisition”.

Convertible bonds

•	In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of € 72.67 each, due in 2006 for an aggregate amount of € 812,115,228. In June 2002, Thomson repurchased 413,000 bonds at an average price of € 67.495. The repurchased bonds were cancelled. The number of bonds outstanding at December 31, 2003 is 10,762,385.

The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become due at a price of € 79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price. The annual effective interest rate is 2.75%.

Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of € 3.75 par value each, at a ratio of one share for each bond, subject to adjustment upon occurrence of certain events. The bonds are redeemable at Thomson’s option at any time on or after January 1, 2004 in whole but not in part, at a price enabling the bondholder to receive a gross redemption yield equal to the gross redemption yield that would have been received at final maturity, which is 2.75% if the share price is greater than 120% of the bond redemption price for 20 consecutive days. Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled. The costs related to the convertible bond offering (€ 18 million) are amortized over the bond duration.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On March 12, 2002 Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of € 40.50 each, for an aggregate amount of € 600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment made on January 1, 2003. The bonds will mature and become due at a price of € 40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

The bonds are redeemable at Thomson’s option at any time on or after November 1, 2003 at a price enabling the bondholder to receive the nominal value plus 1% interest for the period between the last interest payment date and the redemption if the share price is greater than 120% of the nominal price for 10 consecutive days within the 20 days before the announcement of the reimbursement. Bondholders have the option from March 12, 2002 and until 7 days preceding the reimbursement date to convert one bond against one Thomson share (existing or new shares).

Bondholders who do not exercise the conversion option before 7 days preceding the reimbursement date, will receive the nominal amount plus interest as mentioned above.

If at any time the remaining bonds outstanding represent less than 10% of total bonds initially issued, the group may also redeem at nominal value plus interest all the remaining bonds.

The bonds are redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004.

Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled.

(b) Analysis by maturity

	2001	2002		2003
	(€ in millions)
Due within:
One-year	293	262		263

Two-years	7	6		17
Three-years	9	1		836
Four-years	1	818		10
Five-years	813	7		602	*
Thereafter	8	600	*	400

Total long-term	838	1,432		1,865

Total	1,131	1,694		2,128

*	The convertible bonds issued on March 5, 2002 are subject to an early redemption provision at the option of bondholders exercisable on January 1, 2005 .

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(c) Analysis by currency

	2001	2002	2003
	(€ in millions)
Euro	966	1,557	1,573
U.S. dollar	47	18	388
Others	118	119	167

Total debt	1,131	1,694	2,128

(d) Analysis by interest rate

	2001	2002	2003
	(€ in millions)
Variable rate (LIBOR 1 month)	7	6	5
Variable rate (LIBOR 3 month)	—	—	47
Fixed rates	831	1,426	1,813

Total Long-term debt	838	1,432	1,865

Interest rates on most short-term debt is based on Euribor (Euro Interbank Offered Rate) for EUR denominated debt, LIBOR (London Interbank Offered Rate) for USD denominated debt and on similar short-term reference rates for other currencies.

(e) Unused credit lines

	2001	2002	2003
	(€ in millions)
Committed credit lines	1,285	1,192	832
of which used	—	—	27
Uncommitted credit lines	1,234	1,331	983
of which used for debt	116	105	118

Sales receivable agreement in North America	255	286	238
of which used	—	—	—
Sales receivable agreement in France and Germany	152	—	—
of which used	—	—	—

On December 12, 2001 Thomson closed a € 1.2 billion committed credit facility with a consortium of banks. The facility consisted of three portions of € 400 million, with 364 day (now terminated), 3 year and 5 year maturities. On December 11, 2002 Thomson renewed the 364 day portion of the facility for an additional 364 days in the amount of € 392 million; on September 12, 2003, Thomson subsequently cancelled this portion. At December 31, 2003 two portions of € 400 million each remained outstanding with maturities of December 2004 and 2006.

Thomson has no financing agreements with rating triggers. Four of Thomson’s financing agreements have broadly similar covenants pertaining to Thomson’s consolidated financial situation.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

These financings are a € 180 million Mexican synthetic lease (including € 5 million accounted for as a capital lease, a € 138 million Polish synthetic lease (including the € 6 million equity portion), a € 51 million Mexican capital lease (see note 24 for more information about these leases) and Thomson’s € 800 million syndicated credit facility. The financial covenants are that Thomson on a consolidated basis maintains a maximum ratio of balance sheet net debt to net worth of 0.7 to 1 and that it maintains a minimum ratio of EBIT (earnings before interest and tax) to net interest expense of 5 to 1. At December 31, 2003, Thomson is in compliance with these ratios.

21. OTHER CREDITORS AND ACCRUED LIABILITIES

	2001	2002	2003
	(€ in millions)
Taxes payables	265	221	164
Deferred tax liabilities	25	23	23
Royalties	116	223	214
Fixed assets acquisition balance	41	95	89
Thomson multimedia Polska sp.zo.o - Deferred Income	85	85	85
Other (1)	567	423	283

Total	1,099	1,070	858

(1)	Since December 2001, sales deductions and price protection are deducted from trade accounts receivable gross (note 12).

Since 2002 the accruals related to consideration given by a vendor to a customer are deducted from trade accounts receivable gross (note 12). December 31, 2001 has not been restated and amounted to € 38 million. In 2001, this line also includes (i) the short-term portion of pension and postretirement benefit (note 17) for an amount of € 16 million, and (ii) accrued interests on the Convertible/exchangeable bond 2000 (note 20) for an amount of € 13 million.

22. DEBT RELATED TO TECHNICOLOR ACQUISITION

The promissory notes due to Carlton for the acquisition of Technicolor totalled USD 224 million, USD 481 million and USD 622 million, including accrued interest, as of December 31, 2003, 2002 and 2001, respectively, equivalent to € 178 million, € 459 million and € 705 million, respectively, at the December 31, 2003, 2002 and 2001, closing rates. Accrued interest amounted to € 15 million, € 29 million and € 25 million at December 31, 2003, 2002 and 2001 respectively. These notes are repayable in two equal instalments on March 16, 2004 and 2005. Of the remaining amount of notes outstanding at December 31, 2003, Thomson may elect to repay up to USD 164 million (€ 130 million) in Thomson shares.

On March 14, 2003 and March 16, 2002 respectively, € 149 million and € 178 million were paid in cash on the maturity date of the promissory note instalments consisting in year 2003 of € 139 million for the nominal value and € 10 million for the accrued interest since inception of the notes (€ 171 million for the nominal value and € 7 million for the accrued interest in 2002).

On September 16, 2003 bonds for a total amount of € 84 million plus € 7 million of interest were repurchased early from bondholders.

In addition to the above mentioned repayments, the reduction in the euro amount of the promissory notes is also due to the depreciation of the USD versus the EUR between December 31, 2002 and December 31, 2003.

The remaining promissory note interest rates are based on six month LIBOR plus a margin of 0.75% (for the two first maturities the rate was based on three month LIBOR). The latest applicable quotation for six month LIBOR dated September 12, 2003 was 1.17875%. The next quotation will be on March 12, 2004.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

23. STATEMENT OF CASH FLOWS

Acquisitions of companies and related assets are summarized as follows (converted at the historical exchange rate of the payment):

	2001	2002	2003
	(€ in millions)
Technicolor (1)	(826)	(215)	(224)
BTS	(98)	(65)	—
Grass Valley	—	(196)	—
Panasonic Disc Service Corporation	—	(446)	—
Canal+ Technologies (2) acquired in January 31, 2003	—	(90)	(102)
Cinecolor	—	—	(15)
Digital cinema (complementary acquisition)	—	—	(15)
Recoton	—	—	(50)
ATLINKS	—	—	(69)
Other	(254)	(289)	(133)

Acquisition of investment	(1,178)	(1,301)	(608)

- Cash position of companies acquired	156	28	43

Acquisition of investment, net	(1,022)	(1,273)	(565)

(1)	The Technicolor acquisition as of March 16, 2001 is analyzed as follows in USD million:

Cost of shares acquired	1,294
Technicolor debt assumed	750
Less (ORA) redeemable bonds	(694)
Less promissory notes	(600)

• Net cash disbursed	750
Other costs	3
Net cash disbursed on March 16, 2001	753	(a)	corresponding to € 826 million at
			historical cost
Less Technicolor consolidated cash balance (b)	(143	)(b)

• Net cash flow on this investment	610	(a) + (b)
Corresponding to euro (in millions using several historical rates)	670

The consideration paid for Technicolor in 2002 corresponds to the payment of the USD 150 million first installment of the promissory note (note 22) due to Carlton and the USD 41.5 million purchase price adjustment corresponding to the post-closing adjustment as defined in the contract concerning excess cash and working capital (note 2). The consideration paid in 2003 corresponds mainly to the second instalment of the promissory note (note 22) together with a USD 2 million post-closing reimbursement received from Carlton.

(2)	Thomson acquired on January 31, 2003 89% of Canal+ Technologies from the Canal+ Group for a gross amount of € 190 million, including existing cash and cash equivalents in Canal+ Technologies. The € 90 million cash payment in 2002 was an advance paid to the seller before the closing. In the December 31, 2002 balance sheet, the advance was recorded in “Loans and other non current assets”. The businesses of Canal+ Technologies were sold by the end of year 2003 (note 2 & 6). In 2003, Thomson paid € 100 million at the closing together with an additional € 2 million price adjustment.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

24. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments as of December 31, 2003 for which we are obliged to make future cash payments in accordance with the recommendation on this subject issued by the “Autorité des Marchés Financiers” (AMF), formerly “Commission des Opérations de Bourse” in February 2002. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note 24, in accordance with French GAAP.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

			Amount of commitments expiring per period
Contractual Obligations	2002 Total	2003 Total	Less than 1 year	> 1 and =< 5 years	After 5 years
	(€ in millions)
Financial debt (1)	1,694	2,128	263	1,465	400
Debt related to Technicolor acquisition (1)	459	178	89	89	—
Unconditional Future Payments

Capital leases (2)	11	68	11	34	23
Operating leases (3)	588	478	104	249	125
Unconditional Purchase Obligations:

- Financial investments (4)	322	28	26	2	—
- Property, plant & equipment	47	87	87	—	—
Other long-term obligations	108	127	37	73	17
Contingent Future Payments

Guarantees given	2	—
Other conditional obligations	—

(1)	Financial debt (note 20) and debt related to Technicolor acquisition (note 22) are reported for their principal amounts and accrued interest as of December 31, 2003. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	Operating leases are described below in (a) of this note.

Unconditional purchase obligations to buy financial investments at December 31, 2003 represent mainly commitments to make payment to customers in the Content & Networks Division through June 2004 in the amount of € 20 million.

(3)	Unconditional purchase obligations comprise mainly picture tubes activity in China (note 29).

(4)	Other long-term obligations relate mainly to information technology service agreements and general sponsoring agreements entered into in the U.S.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

			Amount of Commitments expiring per period
Commercial Commitments	2002 Total	2003 Total	Less than 1 year	> 1 and =< 5 years	After 5 years
	(€ in millions)
Unconditional Future Payments
Royalties (1)	60	2	1	1	—
Contingent Future Payments
Guarantees given:
- to suppliers	1	5	3	2	—
- for legal court proceedings and custom duties (2)	52	59	21	15	23
- other (3)	49	41	33	7	1

Total	102	105	57	24	24

Commercial purchase obligation (4)	235	140	85	52	3
Standby letters of credit (5)	82	110	110	—	—
Other commercial commitments	18	11	3	7	1

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(2)	These guarantees comprise:

•	Guarantees for customs duties amount to € 46 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory custom regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

•	The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

•	Guarantees given for legal court proceedings amount to € 13 million and correspond to the bank guarantee Thomson gave to the Italian direct tax office in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998 (note 26).

(3)	Other contingent future payment comprise the following:

•	In the framework of its broadcasting activities, the Group regularly responds to invitations to tender. In order to secure the Group’s bids and to obtain an indemnity in case of default, the client sometimes requires a bid bond issued by a bank. As of December 31, 2003 and 2002 these guarantees amount to € 2 million and € 17 million respectively, and mature within one year.

•	Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. As of December 31, 2003 and 2002 these guarantees amount to € 14 million and € 16 million respectively, mainly related to long-term contract in its broadcast activities.

•	To finance the development costs of certain long-term contracts, the Group receives payments from clients. In order to guarantee the reimbursement of these payments if the Group does not fulfill its contractual obligations, the Group sets up advance payment restitution guarantees. As of December 31, 2003 and 2002, these guarantees amount to € 22 million and € 5 million, respectively.

(4)	Commercial purchase obligations include commitments to buy advertising space in the cinema industry for € 73 million.

(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments, including options, are disclosed in the following table for their related cash inflow and outflow amounts.

	2002	2003
	(€ in millions)
Currency swaps	1,609	2,102
Forward exchange contracts	957	1,589
Interest rate swaps	95	158
Foreign exchange options	16	13

Total commitments given	2,677	3,862

Currency swaps	1,680	2,104
Forward exchange contracts		1,580
Interest rate swaps	95	158
Foreign exchange options	16	13

Total commitments received	2,779	3,855

In addition to the commitments mentioned above, the Group has unrecognized retirement benefit obligations amounting to € 240 million, € 200 million and € 104 million as of December 31, 2003, 2002 and 2001, respectively.

Guarantees and commitments received amount to € 2 million, € 23 million, and € 35 million at December 31, 2003, 2002 and 2001, respectively.

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to € 478 million as of December 31, 2003 and are detailed below (€ in millions):

2004	104
2005	94
2006	75
2007	44
2008	36
Thereafter	125

Total	478

The significant operating leases are as follows:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In addition three leases contracted were related to industrial plants:

In 2000, the Group entered into a lease agreement for the equipment and building of a new television tube manufacturing facility located in Mexico. The manufacturing facility is owned by a special purpose entity (SPE) in which Thomson has no interest. The lease is an operating lease with a term of seven years. During the lease term and at the end of the term the Group has the option to purchase the facility for a purchase price equal to the expected fair market value which is the original purchase price less amortization (this price changes over time). At the end of the lease term if the purchase option is not exercised the Group has the option to either renew the lease or return the facility to the lessor and arrange for the facility to be sold to a third-party.

If the Group elected not to acquire the equipment at the end of the lease its production capacity would be substantially decreased and if the Group needed to maintain the same capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

Future minimum lease payments under this operating lease at December 31, 2003 are as follows (€ in millions):

2004	14
2005	14
2006	13
2007	3

Total	44

In 2001, Thomson Polish subsidiary (the “Subsidiary”) entered into a transaction with a special purpose entity (the “SPE”) whereby it transferred ownership title of tube manufacturing equipment to the SPE; the Subsidiary received an amount of € 138 million corresponding to the fair value of the equipment at transfer date (the “Original Fair Value”). For a 5 year period (the “Period”) the Subsidiary will continue to use the equipment and pay an amount corresponding to approximately 19% of the Fair value which will be recorded as rental expense; at the end of the Period the Subsidiary will have two options: (1) either repay an amount corresponding to the Original Fair Value in which case the rights and legal title to the equipment will be retransferred to the Subsidiary or (2) remarket for the owner the equipment in which case the SPE will receive the proceeds and the Subsidiary will pay an amount corresponding to the difference between the proceeds and the Original Fair Value, such amount not exceeding 87% of the Original Fair Value (the “Guarantee”). The Group has not yet decided which option it will elect. The difference between the Original Fair Value and the Book Value of the equipment is deferred until the Guarantee is released.

If the Group elects not to acquire the equipment at the end of the lease, its production capacity will be significantly reduced. If the Group requires the same production capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

In addition to the future minimum lease payments included above these leases provide for residual value guarantees in the event of market value declines, which may be due upon termination of the leases. As of December 31, 2003 the Group’s maximum contingent liabilities with respect to these residual value guarantees are € 120 million related to its lease in Poland and € 148 million related to its lease in Mexico.

The two SPE’s referred to above do not require consolidation under § 10052 of Regulation N°99-02 of the “Comité de la réglementation comptable” solely because the Group has no interest in these SPE’s. As mentionned in note 1, the article 133 of the French law on Financial security modified the actual rules. According to the retrospective method that will be used in 2004, the main effect as of December 31, 2003 of their consolidation would be to increase property plant and equipment by € 53 million for Thomson multimedia Polska sp.zo.o and € 183 million for Thomson Displays Mexicana, S.A. de C.V., debts by € 132 million for Thomson multimedia Polska sp.zo.o and € 175 million for Thomson Displays Mexicana, S.A. de C.V. and to decrease deferred gain by € 85 million for Thomson multimedia Polska sp.zo.o.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Thomson multimedia Polska sp.zo.o would apply the deferred amount against the amount paid to the SPE and the asset would therefore be restated at its original cost. The pro forma effect in 2003 of this restatement would have been the following: per annum depreciation expense (€ 12.7 million) would replace a rental expense (of approximately € 5.3 million) and interest expense would increase by approximately € 5.3 million.

The pro forma effect of the Mexicali lease in 2003 would be approximately as follows: per annum depreciation expense (€ 13 million) would replace a rental expense (of € 14 million) and interest expense would increase by € 5 million.

(b) Other commitments

Thomson has restricted cash deposits as disclosed in note 15.

25. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

As indicated in note 1 (d), the Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business.

(a) Foreign currency exposure

Given the international nature of its business, the Group generates significant cash flows in foreign currencies.

The Group primarily uses currency forward contracts or currency options to manage this exposure.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2003, 2002 and 2001 is shown in the table below:

	2001	2002	2003
	(€ in millions)
Forward exchange contracts:
Euro	1,468	2,199	2,561
Canadian dollar	49	—	—
Pound sterling	20	45	136
Hong-Kong dollar	—	—	21
Japanese yen	80	55	27
Mexican pesos	20	52	53
Singapore dollar	36	20	29
U.S. dollar	273	156	674
Polish zloty	—	110	269
Other currencies	4	31	45

Total forward purchases	1,950	2,668	3,815

Euro	(285)	(295)	(947)
Canadian dollar	(83)	(46)	(77)
Pound sterling	(142)	(183)	(256)
Japanese yen	(41)	(78)	(92)
U.S. dollar	(1,276)	(1,880)	(2,066)
Other currencies	(132)	(84)	(309)

Total forward sales	(1,959)	(2,566)	(3,747)

Currency options contracts purchased:
Put U.S. dollar / Call Japanese yen	—	16	13
Put Canadian dollar / Call U.S. dollar	28	—	—

Total	28	16	13

Currency options contracts sold:
Call Euro / Put U.S. dollar	—	—	—

Total	—	—	—

Deferred hedging gains (losses) related to anticipated transactions	(1.3)	6.3	24.7

(b) Financial policy and interest rate exposure

The main instruments used by the Group to manage interest rate risks are interest rate swaps, forward rate agreements and interest rate caps.

The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2003
	2004	2005	2006	2007	2008	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	2,383	—	—	—	—	—	2,383
Financial debt:
Floating rate	263	5	5	9	2	31	315
Fixed rate	—	12	831	1	600	369	1,813
Interest rate swaps, from floating to fixed (1)	79	—	—	—	—	—	79
Interest rate swaps, from fixed to floating (1)	—	—	—	—	—	158	158
Cap, fixed rate	40	—	—	—	—	—	40

(1)	U.S. dollar / euro = 0.791766

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	1,463	—	—	—	—	—	1,463
Financial debt:
Floating rate	262	—	—	—	6	—	268
Fixed rate	—	6	1	817	1	601	1,426
Interest rate swaps, from floating to fixed (2)	—	95	—	—	—	—	95
Interest rate swaps, from fixed to floating (2)	—	—	—	—	—	—	—

(2)	U.S. dollar / euro = 0.953562

	December 31, 2001
	2002	2003	2004	2005	2006	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	1,532	—	—	—	—	—	1,532
Financial debt:
Floating rate	293	—	—	—	—	7	300
Fixed rate	—	7	9	1	812	2	831
Interest rate swaps, from floating to fixed (3)	—	—	—	—	—	—	—
Interest rate swaps, from fixed to floating (3)	3	—	—	—	—	—	3

(3)	U.S. dollar / euro = 1.134687

Interest related to interest rate swaps at December 31, contracted by the Group is as follows:

	2001	2002	2003
	(€ in millions)
Interest received:
Fixed rate	1	—	4
Floating rate	7	—	—
Interest paid:
Fixed rate	(7)	—	—
Floating rate	—	—	(1)

Net interest	1	—	3

In 2003, the Group entered into several interest rate swap transactions: the fixed rates of its 12 year senior notes in an amount of USD 118 million, of its 10 year senior notes in the amount of USD 82 million and of its 10 year senior notes in the amount of GBP 34 million were swapped from fixed to floating rate. Under each of the swaps Thomson receives the fixed rate on the debt in question and pays either 3 month LIBOR (on the USD swaps) or 6 month £-LIBOR (on the GBP swap). These swap transactions are accounted for under hedge accounting treatment in accordance with French GAAP.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In 2002, the Group entered into an interest rate swap transaction and purchased an interest rate cap.

Under the interest rate swap, Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. This interest rate swap is accounted for in accordance with French GAAP: it is recorded at fair value and in case of loss, the fair value recording resulted in only. In 2002 Thomson booked a loss of € 1 million on this swap. At December 31, 2003 the marked-to-market valuation of this swap was a loss of € 0.6 million so the amount provisioned was reduced thereby resulting in net positive financial income of € 0.4 million in 2003 on this transaction.

The interest rate cap that Thomson bought in 2002 provides that until 2005 Thomson will receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap is accounted for in the same way as the interest rate swap. Thomson recorded a loss in 2002 of € 0.3 million on this cap. At December 31,2003 the fair value of this cap was only a loss of € 0.2 million so the amount provisioned was reduced thereby resulting in net positive financial income of € 0.1 million in 2003 on this transaction.

Because of the significant interest rate differential between the USD and the euro the Group had in 2003 significant gains on currency swaps used to convert euro borrowed by Corporate Treasury to USD which Treasury lends to our U.S. affiliates.

The table below summarizes the average interest rate on the Group’s consolidated debt taking into account interest rate hedging operations and currency swaps:

	2001	2002	2003
Average interest rate on borrowings	3.26%	2.42%	2.39%
Effective interest rate after interest rate hedging	3.23%	2.49%	2.25%
Effective interest rate after currency swaps and interest rate hedging	2.87%	1.34%	1.49%

The effective weighted average interest rate in 2003 on the Group’s consolidated deposits was 1.60% (2.25% and 4.07% in 2002 and 2001, respectively).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is shown in the following table. For the purposes of this table the interest rate hedging operations executed in 2002 are not taken into account because these hedging operations only fix the interest rate on the debt if market interest rates are above the cap rates which was not the case.

	2001	2002	2003
	(€ in millions)
Average debt	1,148	1,586	1,914
Percentage at floating rate	28%	17%	21%

The Group’s average deposits in 2003 amounted to € 1,333 million, 100% at floating rate. A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately € 10 million.

(c) Financial counterpart risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The table below gives the percentage of outstanding foreign exchange operations by counterpart credit rating:

Foreign Exchange Forwards:

Counterpart’s rating (according to Standard & Poor’s)

	2001	2002	2003
A-1+	66.4%	87.8%	66.87%
A-1	24.7%	12.2%	30.51%
A-2	8.9%	—	2.62%

	100.0%	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions. An amount of € 873 million was invested in mutual funds at end of December 2003.

The table below gives the percentage of outstanding cash deposits by counterpart credit rating:

Cash deposit:

Counterpart’s rating (according to Standard & Poor’s)

	2001	2002	2003
A-1+	38.6%	80.2%	44.89%
A-1	57.4%	11.9%	14.84%
A-2	0.7%	6.0%	1.77%
A-3	0.4%	0.4%	—
B	0.5%	1.0%	1.51%
BB+	0.4%	0.1%	—
Money Market funds	—	—	36.74%
Non rated financial institutions	2.0%	0.4%	0.25%

	100.0%	100.0%	100.0%

Accordingly, the Group does not believe that there is a significant risk of non-performance by a major counterpart of the Thomson Group.

(d) Fair value of financial instruments

The fair value of interest rate swap contracts is calculated by discounting the future cash flows. However, for complex swaps, the mark-to-market value calculated by the banks was used.

The fair value of forward exchange contracts is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount.

The fair value of currency options is calculated using standard option pricing software and verified with the banks.

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities.

The fair value of long-term debt is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangement.

The fair value of listed investment securities is calculated using their last known market price at year-end.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	2001		2002		2003
	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value
	(€ in millions)
Balance sheet:
Liabilities: Long-term debt	26	26	17	16	382	391
Convertible bonds	812	776	1,414	1,326	1,429	1,409
Assets: (1)	63	288	5	5	14	18
Off-balance sheet:
Interest rate instruments
Interest rate swap	—	—	(1)	(1)	—	(11)
Foreign exchange instruments
Forward contracts	—	(1)	20	26	—	—
Currency option contracts	—	—	—	—	—	—
Equity instruments
Collars	—	47	—	—	—	—
Metal hedging instruments
Metal forward purchase contracts	—	—	—	(1)	—	—

(1)	2001: mainly comprising Gemstar (net book value € 31 million and market value € 258 million) and M.I.H (net book value € 23 million and market value € 21 million).

26. CONTINGENCIES

Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

U.S. customs

In January 1998, a grand jury investigation was initiated by the U.S. Attorney’s Office in Baltimore, Maryland. This investigation was conducted by the U.S. Department of Justice relating to the transfer pricing used in the importation of picture tubes by Thomson Inc. from an Italian subsidiary of the Group between 1993 and June 1998. In October 2002, the U.S. government informed the Company that it has declined to prosecute the grand jury case.

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated. The pre-penalty notices alleged that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. The pre-penalty notices were later withdrawn against two of the individual employees. According to the original pre-penalty notices, the tubes at issue had an appraised domestic value of approximately USD 419 million (€ 332 million at December 31, 2003). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€ 337 million at December 31, 2003). In an agreement reached with the Customs Service in January 1999, all action with respect to the pre-penalty notices was suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, October 2002 and March 2003 and are now effective through July 6, 2004.

The amended pre-penalty notices estimate the loss of custom revenues at approximately USD 12.5 million (€ 10 million at December 31, 2003). Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue. In addition, the Group has agreed to indemnify the five employees for the monetary penalties. On May 30, 2003 the parties, including the Company, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties (the “Petition”) to the Customs Service. On July 31, 2003 the Company’s counsel made a presentation to Customs officials in Baltimore advocating the arguments made in the May 30, 2003 Petition. As of this date, the Company has not been advised by Customs as to whether it will issue notices of penalty. Based on information currently available, the Group is not in a position to estimate the liability and has not accrued for a reserve. The Group continues to defend itself vigorously against any allegations of wrongdoing, while cooperating with Customs in an effort to resolve the matter.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor SpA. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to € 5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately € 2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office. Taking into account the tax-loss carry-forwards and the tax exemption system at that date, no tax or penalty was due concerning that year. Videocolor S.p.A. decided to appeal against the decisions before the Appeal Court of Latina, which confirmed in January 2003 the initial judgment but without applying penalties.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to € 9.7 million taxable income, resulting in (i) additional taxes amounting to € 5.2 million and (ii) tax penalties amounting to € 5.2 million (before interest). In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. Based on the valuation method of the Group, this Frosinone Commission has considered that the tax assessment should amount to € 3.4 million and that the Group should pay an additional € 2.7 million for 1994 and € 2.5 million for penalties. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Latina Frosinone which confirmed in March 2003 the initial judgement but without applying penalties.

On May 16th, Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian Parliament in 2003. Videocolor applied for the years 1993 and 1994 and not for the following years and paid a total amount of € 1.35 million following this amnesty application, Videocolor is able to use all the tax losses originating from 1993 and the previous years.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor SpA appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30 2003 and before the court of Latina, this decision and Videocolor is now challenging this appeal.

On September 2002, the Direct Taxes Local Office gave notice of an assessment with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor SpA. challenged the assessment before the competent tax jurisdiction of Frosinone on December 9, 2002.

On December 17 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in additional taxes amounting to € 127 thousand and penalties amounting to € 127 thousand.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DirecTV Enterprises, Inc. et al., Thomson Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DirecTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C. Oral argument of the appeal was heard on July 10, 2003 in the U.S. Court of Appeals for the Federal Circuit. A decision is expected in the first half of 2004.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson Inc., DirecTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants. Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.’s motion, the antitrust and unfair competition claims have been transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In May 2003, the Delaware Court issued a stay of the Delaware patent case pending the re examination of several of the patents at issue by the U.S. Patent and Trademark Office. In May 2003, the U.S. District Court for the District of Delaware entered an Order staying the patent case indefinitely pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson, Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson, Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson, Inc. understands that all of the other defendants have settled prior to trial and does not believe it owes Parental Guide any further license payments. On January 17, 2003, Thomson Inc. filed a Complaint for Declaratory Judgment against Parental Guide in the U.S. District Court for the Southern District of Indiana seeking a ruling that Thomson Inc. owes no additional payments to Parental Guide pursuant to the Release and License Agreement. On February 7, 2003, Parental Guide served Thomson Inc. with a complaint filed in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. On May 12, 2003, the U.S. District Court in Indiana stayed the case in Indiana and ruled that the Texas case should proceed. The Company believes Parental Guide’s allegations in the lawsuit are without merit, although the ultimate outcome cannot be predicted with certainty. Thomson Inc. intends to file dispositive motions when discovery is completed in the case in February 2004. A trial has been set for May 3, 2004.

James Stalcup and Mary Gick Class Action

In February 2002, James Stalcup and Mary Gick filed an individual and purported class action pursuant to Section 5/2-801 of the Illinois Code of Civil Procedure on behalf of U.S. consumers who acquired certain television sets manufactured by Thomson Inc. during the period between 1998-2001. The complaint alleged a defect in certain televisions which have a “software-like integrated chip” which can cause temporary audio failure. The Company does not believe that the alleged televisions or the “ICs” which it procures from third parties are defective.

The Company entered into a Settlement Agreement on December 17, 2003 to resolve all of the alleged claims on a nationwide basis. On December 18, 2003, the Third Judicial Circuit Court in Madison County, Illinois signed an Order preliminarily approving the proposed settlement and conditionally certifying a nationwide class consisting of U.S. residents who acquired one of the Company’s televisions (with a CTC 195, 197 or 203 chassis) manufactured between November 1, 1996 and March 31, 2001.

The proposed settlement provides for two alternative remedies: (1) cash reimbursement for any documented out-of-pocket costs paid to a qualified service company to repair or diagnose the alleged audio loss problem, or (2) a Rebate Certificate applicable to the purchase of a new Thomson-branded television. The Company has agreed to pay the plaintiffs’ attorneys’ fees and costs, and the administrative costs of the settlement. The court has scheduled a hearing on May 24, 2004 to determine the fairness, reasonableness and adequacy of the proposed settlement. Based on information currently available, the Company has set a reserve to cover the anticipated obligations resulting from the class action settlement.

IP Innovation

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson, Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue. On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the U.S. District court for the Southern District of Indiana. The Company has filed an answer contesting the allegations. On June 20, 2003, Technology Licensing Corp. filed a parallel lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe its ‘524 patent. The Company is vigorously contesting the claims of infringement, although the ultimate outcome cannot be predicted with certainty.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in Paris in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to € 25 million. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Environmental matters

A number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use, including the handling and disposal of wastes. Soil and groundwater contamination has occurred at some sites, including third-party disposal sites, and might occur or be discovered at other sites in the future, exposing Thomson to remediation costs and/or claims for damages to persons or property. The Group has identified certain sites at which chemical contamination has required or will require remediation or other restorative measures. Principal among these sites is a former production facility in Taoyuan, Taiwan, which Thomson owned from 1987 to 1992 when all production activities ceased and the site was sold.

In accordance with the agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities, including certain liabilities that could arise from the Taoyuan, Taiwan facility relating to environmental conditions existing prior to Thomson’s acquisition of the property.

The Group believes that the amounts budgeted and reserved will enable it to satisfy known and anticipated environmental, health and safety obligations to the extent they can be reasonably estimated and anticipated. These matters cannot be predicted with certainty, however, and the Group cannot provide any assurance that these amounts will be adequate. In addition, future developments, such as changes in environmental, health and safety laws or the discovery or development of new or existing conditions, could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and provisions established for environmental, health and safety matters and subject to the uncertainties described in this section, the Group does not believe that environmental, health and safety compliance and remediation requirements will have a material adverse effect on the Group’s business, financial condition or result of operations.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

27. SUBSEQUENT EVENTS

On July 18, 2003 Thomson signed an agreement with Dongguan Xinyuan Highway Development Co, Ltd. to purchase its color picture tubes activity known as Fortune. This acquisition was closed on January 7, 2004.

On November 3, 2003 Thomson and TCL International Holdings Limited (the leading multimedia consumer electronic products company in China) signed a binding memorandum of understanding to form a new company, TCL-Thomson Electronics. This joint venture will handle the development and manufacturing of television sets and DVD devices. Thomson will contribute its manufacturing and development centers covering theses activities against a 33% equity stake in TCL-Thomson Electronics.

Thomson will not have a control or a joint control of TCL-Thomson Electronics. Thomson will license its trademarks and its intellectual property to TCL-Thomson Electronics and Thomson will become the exclusive agent to TCL-Thomson Electronics for distribution into North America and Europe.

The transaction remains subject to regulatory approval and final closing may occur during the first half of 2004.

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

28. LIST OF CONSOLIDATED SUBSIDIARIES

	% share held by Thomson S.A. (1)
	December 31, 2001	December 31, 2002	December 31, 2003
COMPANY - (Country)

1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)	Parent company
ATLINKS S.A.S. (France)	50.0	50.0	100.0
ATLINKS Australia Pty Ltd. (Australia)	50.0	50.0	100.0
ATLINKS Communications Canada, Inc. (Canada)	50.0	50.0	100.0
ATLINKS Espana S.A. (Spain)	50.0	50.0	100.0
ATKINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic of China)	50.0	50.0	100.0
ATLINKS Hong Kong Ltd. (Hong Kong)	50.0	50.0	100.0
ATLINKS Mexico, S.A. de C.V. (Mexico)	50.0	50.0	100.0
ATLINKS USA, Inc. (U.S.)	50.0	50.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Deutsche Thomson Brandt GmbH (Germany)	99.9	99.9	99.9
Direct Solutions Inc (U.S.)	—	—	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
European Thai Electronic Company Ltd (Thailand)	—	—	100.0
Ex Camera (France)	—	—	100.0
GALLO 1 SA (France)	—	—	100.0
GALLO 3 SA (France)	—	—	100.0
GALLO 4 SA (France)	—	—	100.0
Gallo 7 SAS (France)	—	—	100.0
Gallo 15 SAS (France)	—	—	100.0
Gallo 17 SAS (France)	—	—	100.0
Homefront DSL, Inc. (U.S.)	100.0	100.0	(*)
Immobilière LE GALLO (France)	100.0	100.0	100.0
J2T Holding GmbH (Germany)	—	100.0	(*)
Laboratories Thomson Ltd (Switzerland)	—	—	100.0
Manufacturas Avanzadas, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Multimedia Insurance Brokerage (France)	—	—	100.0
Nextream S.A. (France)	75.0	75.0	75.0
Nextream France S.A. (France)	75.0	75.0	75.0
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0	100.0
RCA Componentes, S.A. de C.V. (Mexico)	100.0	100.0	100.0
RCA Trademark Management SA (France)	100.0	100.0	100.0
S.A. Immobilière Cesson (France)	100.0	100.0	100.0
Servi-Centro de Mexico, SA de CV (Mexico)	—	—	100.0
Singingfish.com, Inc. (U.S.)	100.0	100.0	—
Société Tonnerroise d’Electronique Industrielle - STELI (France)	100.0	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0	100.0
TAK S.A.S. (France)	—	80.6	100.0
TCE Purchasing Company Taiwan (Taiwan)	—	—	100.0
TCE Purchasing Company Japan (Japan)	—	—	100.0
TCE Purchasing Company Korea (Korea)	—	—	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Audio Muar Sdn Bhd (Malaysia)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd (Singapore) (Formerly Thomson multimedia Asia Pacific Pte Ltd)	100.0	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd (Singapore) (Formerly Thomson multimedia Asia Pte Ltd)	100.0	100.0	100.0
Thomson Batam (Indonesia)	—	—	100.0
Thomson Broadcast & Media Solutions Ltd (United Kingdom) (Formerly Thomson Broadcast Ltd)	100.0	100.0	100.0
Thomson Broadcast Systems S.A. (France)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0
Thomson Crown Wood Products Company (U.S.)	100.0	100.0	100.0
Thomson Display & Components Holding SAS (France)	—	—	100.0
Thomson Displays & Components Singapore Pte Ltd. (Singapore) (formerly Thomson Television Singapore Pte Ltd.)	100.0	100.0	100.0
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Guangdong Display Company Ltd (People’s Republic of China) (Formerly Thomson Foshan Colour Picture Company Ltd)	55.0	55.0	55.0
Thomson India Private Ltd (India)	86.0	89.0	100.0

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Thomson Japan KK (Japan)	—	—	100.0
Thomson Licensing, Inc. (U.S.)	100.0	100.0	100.0
Thomson Licensing S.A. (France)	100.0	100.0	100.0
Thomson Management Growth Fund (U.S.)	—	—	55.2
Thomson Marketing Australia Pty Ltd (Australia)	—	—	100.0
Thomson MPH LLC (U.S.)	—	—	55.2
Thomson multimedia (Dongguan) Ltd (People’s Republic of China)	100.0	100.0	100.0
Thomson multimedia Chile S.A. (Chile)	100.0	100.0	100.0
Thomson multimedia Czech, s.r.o (Czech Republic)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson multimedia Engineering Laboratories Ltd (Japan)	—	—	100.0
Thomson Hong Kong Holdings Ltd. (Hong Kong) (Formerly Thomson multimedia Hong Kong Ltd.)	100.0	100.0	100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0	100.0	100.0
Thomson, Inc. (U.S.) (formerly Thomson Consumer Electronics, Inc. & Thomson multimedia, Inc.)	100.0	100.0	100.0
Thomson multimedia Kulim Sdn Bhd (Malaysia)	100.0	100.0	100.0
Thomson multimedia Ltd (Canada) (formerly Thomson Consumer Electronics Canada, Inc).	100.0	100.0	100.0
Thomson multimedia Marketing Co Ltd (Thailand)	—	—	100.0
Thomson multimedia Maroc (Morocco)	—	—	90.5
Thomson multimedia Netherlands BV (Netherlands)	—	—	100.0
Thomson Manufacturing Operation Co, Ltd (Thailand) (formerly Thomson multimedia Operations Co, Ltd)	100.0	100.0	100.0
Thomson multimedia Pensionsverwaltungs GmbH (Germany)	99.9	99.9	99.9
Thomson multimedia Polska sp.zo.o.(Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson multimedia R&D France S.N.C. (France)	100.0	100.0	100.0
Thomson multimedia Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson multimedia Sales France (France)	100.0	100.0	100.0
Thomson multimedia Sales Germany and Austria GmbH (Germany)	99.9	99.9	99.9
Thomson multimedia Sales Germany GmbH & Co O.H.G. (Germany)	99.9	99.9	99.9
Thomson multimedia Sales International SAS (France)	100.0	100.0	100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0	100.0	100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0	100.0	100.0
Thomson multimedia Sales UK Ltd (United Kingdom)	100.0	100.0	100.0
Thomson multimedia Scandinavia A.B. (Sweden)	100.0	100.0	100.0
Thomson multimedia Switzerland AG (Switzerland)	100.0	100.0	100.0
Thomson multimedia Tubes & Displays Ltd. (Hong Kong)	100.0	100.0	100.0
Thomson multimidia do Brazil LTDA (Brazil)	100.0	100.0	100.0
Thomson OKMCO (Shenzen) Co Ltd (People’s Republic of China)	100.0	100.0	100.0
Thomson Plasma S.A.S. (France)	100.0	100.0	100.0
Thomson Polska sp.zo.o (Poland) (formerly TCE Poland)	100.0	(*)	(*)
Thomson Receivables Corporation (U.S.)	100.0	100.0	100.0
Thomson Servicios Corporativos SA de CV (Mexico)	—	—	100.0
Thomson Shenzen Industry Ltd (People’s Republic of China)	—	—	100.0
Thomson Television Angers (France)	100.0	100.0	100.0
Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0	100.0
Thomson Television Germany GmbH (Germany)	99.9	99.9	(*)
Thomson Televisiones de Mexico S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0	100.0	100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Tubes & Displays S.A. (France)	100.0	100.0	100.0
Thomson Videoglass (France)	100.0	100.0	100.0
Videocolor S.p.A. (Italy)	100.0	100.0	100.0

Technicolor affiliates
Cinecolor Lab Co., Ltd. (Thailand)	—	—	100.0
Colorado International Corporation (U.S.)	100.0	100.0	(*)
CD Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Central Video, Inc. (U.S.)	100.0	100.0	100.0
Consolidated Independent Television (USA), Inc. (U.S.)	100.0	100.0	(*)
Claymont Investments, Inc. (U.S.)	100.0	100.0	100.0
Complete Post Production Center, Inc. (U.S.)	100.0	100.0	(*)
Consolidated Film Industries, LLC (U.S.)	100.0	100.0	100.0
Consumer Products Sales Company, Inc. (U.S.)	100.0	100.0	100.0
Direct Home Entertainment Ltd. (United Kingdom)	100.0	100.0	100.0
Euronimbus GmbH (Germany)	100.0	100.0	100.0
EuroNimbus SA (Luxembourg)	100.0	100.0	100.0

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Gallo 8 S.A.S. (**) (France)	100.0	100.0	100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Miles O’Fun, Inc (U.S.)	100.0	100.0	(*)
Naamans Finance Corporation (U.S.)	100.0	100.0	100.0
New CCI, Inc. (U.S.)	100.0	100.0	(*)
Nimbus CD International, Inc. (U.S.)	100.0	100.0	100.0
Nimbus International Sales Corporation (Barbados)	100.0	100.0	(*)
Nimbus Manufacturing, Inc. (U.S.)	100.0	100.0	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Nimbus Software Services, Inc (U.S.)	100.0	100.0	(*)
Primacor BV (Netherlands)	100.0	100.0	100.0
Real Image Digital, LLC (U.S.)	100.0	100.0	100.0
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Australia Investments Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Canada Acquisition Corp. (Canada)	100.0	100.0	(*)
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Cinema Distribution, Inc. (U.S.) (Formerly Technicolor Acquisition, Inc.)	100.0	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (Formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services USA Inc (U.S.)	—	—	100.0
Technicolor Digital Cinema, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Digital Cinema LLC (U.S.)	80.0	80.0	100.0
Technicolor Distribution Services France S.A.R.L. (France) (Formerly EuroNimbus S.A.R.L.)	100.0	100.0	100.0
Technicolor East Coast, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Home Entertainment Services de Mexico, S.A de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Holdings BV (Netherlands)	100.0	100.0	100.0
Technicolor Holdings of Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Holdings SA de CV (Mexico)	100.0	100.0	100.0
Technicolor Imaging Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Investments Co., Inc. (U.S.)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Mexico Acquisition SA de CV (Mexico)	100.0	100.0	100.0
Technicolor Milan SpA (Italy)	100.0	100.0	100.0
Technicolor One Hour Photo, Inc. (U.S.)	100.0	100.0	(*)
Technicolor Pty Ltd (Australia)	—	100.0	100.0
Technicolor Scandinavia A/S (Denmark)	100.0	100.0	—
Technicolor Screen Services, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Spain, SA (Spain)	100.0	100.0	100.0
Technicolor USA Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, SA de CV (Mexico)	100.0	100.0	100.0
Technicolor Videocassette Holdings Ltd (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Videocassette BV (Netherlands)	100.0	100.0	100.0
Technicolor Videocassette, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Vidtronics Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor BV (Netherlands)	100.0	100.0	100.0
Technicolor, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Ltd (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor SpA (Italy)	100.0	100.0	100.0
Technique, LLC (U.S.)	100.0	100.0	(*)
Technivision Ltd (UK) (United Kingdom)	100.0	100.0	100.0
VCA Technicolor, Inc. (U.S.)	—	100.0	(*)
VidFilm International Digital Ltd (United Kingdom)	—	100.0	100.0
Vidfilm Services, Inc. (U.S.)	—	100.0	(*)

Broadcast affiliates
Broadcast & Media Solutions Netherlands BV (Netherlands) (Formerly Thomson Broadcast Solutions Netherlands BV)	66.7	100.0	100.0
Broadcast Television Systems HK Ltd (Hong Kong)	66.7	100.0	100.0
Broadcast Television Systems Ltd. (United Kingdom)	66.7	100.0	100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	66.7	100.0	100.0
Broadcast Television Systems Netherlands BV (Netherlands)	66.7	(*)	(*)
Broadcast Television Systems (S), Pty Ltd. (Singapore)	66.7	100.0	100.0
BTS Deutschland Holding GmbH (Germany)	66.7	(*)	(*)

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

BTS Deutschland Vertriebs GmbH (Germany)	66.7	(*)	(*)
BTS France S.A.S. (France)	66.7	100.0	(*)
MN&C Australia Pty Ltd. (Australia)	66.7	100.0	100.0
Thomson Broadcast and Media Solutions (Germany) (Formerly GmbHBTS Media Solutions GmbH)	66.7	100.0	99.9
Thomson Broadcast Solutions do Brazil Ltda (Brazil)	—	—	100.0
Thomson multimedia Broadcast Solutions Iberica, SA (Spain)	66.7	100.0	100.0
Thomson multimedia Broadcast Solutions, Inc. (U.S.)	66.7	100.0	(*)
Thomson multimedia Broadcast Solutions Belgium NV	66.7	100.0	100.0
Thomson multimedia Broadcast Solutions Italy Srl (Italy)	66.7	100.0	100.0
Thomson multimedia Distribution (Netherlands) BV	66.7	100.0	100.0

Grass Valley affiliates
Grass Valley GmbH (Germany)	—	100.0	(*)
Grass Valley Group, Inc. (U.S.)	—	100.0	(*)
Grass Valley Group Japan, Ltd. (Japan)	—	100.0	100.0
Grass Valley (HK) Limited (Hong Kong)	—	100.0	100.0
Grass Valley Ltd. (United Kingdom)	—	100.0	(*)
Grass Valley Pte Ltd. (Singapore)	—	100.0	100.0
Grass Valley SARL (France)	—	100.0	100.0
GVG Pty Limited (Australia)	—	100.0	100.0
Thomson Broadcast & Media Solutions, Inc. (U.S.) (Formerly Grass Valley (US), Inc.)	—	100.0	100.0

PDSC affiliates
Technicolor Export de Mexico, S. de R.L. de C.V. (Mexico)	—	100.0	100.0
Technicolor Mexicana, S. De R.L. de C.V. (Mexico)	—	100.0	100.0
Technicolor Home Entertainment Services Ireland Limited (Ireland)	—	100.0	100.0
Technicolor Home Entertainment Services of America LLC (U.S.)	—	100.0	100.0
Technicolor Universal Media services LLC of America (U.S.)	—	60.0	66.8
Technicolor Disc Services International Ltd (United Kingdom)	—	100.0	100.0
Technicolor Disc Services Corp. (U.S.)	—	100.0	100.0

DSL affiliates
Thomson multimedia Broadband SAS (France)	—	100.0	100.0
Thomson multimedia Broadband Belgium N.V. (Belgium)	—	100.0	100.0
Thomson multimedia Broadband France S.A. (France)	—	100.0	100.0

Digital Intermedia System affiliates
Thomson Broadband UK Ltd (United Kingdom)	—	100.0	100.0
Thomson Broadband, Inc (U.S.) (formerly GDS, Inc)	—	93.5	100.0

Canal+ Technologies affiliates
Canal+ Technologies SA (France)	—	—	95.4
Canal+ Technologies Inc (U.S.)	—	—	95.4
Mediabright Ltd (United Kingdom)	—	—	95.4
Metabyte Networks Inc. (U.S.)	—	—	49.0

2) Consolidated by pro rata method
3DCD LLC (U.S.)	50.0	50.0	50.0
Cinema Billboard Network, LLC (U.S.)	50.0	50.0	50.0
Easyplug S.A.S. (France)	50.0	50.0	—
Easyplug, Inc. (U.S.)	50.0	50.0	—
KeyMRO SAS (France)	—	—	36.0
ScreenVision Cinema Network, LLC (U.S.)	50.0	50.0	50.0
ScreenVivion Direct, Inc. (U.S.) (formerly Val Morgan Cinema Advertising, Inc)	—	50.0	50.0
TAK S.A.S. (France)	80.6	—	—
Technicolor Cinema Advertising LLC (U.S.)	50.0	50.0	50.0
Technicolor Cinema Billboard, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Screen Advertising, Inc. (U.S.)	50.0	50.0	50.0
Thomson Broadcast and Media Solutions Nordic A/S (Denmark)	—	—	50.0
Thomson Zhao Wei Multimedia Co Ltd (People’s Republic of China)	—	55.0	55.0

ScreenVision Europe affiliates
Cinema Publicitaire Belgium SA (Belgium)	—	50.0	(*)
Cinespot SA (Spain)	—	50.0	50.0
Entertainment BVBA (Belgium) (Formerly Twice)	—	35.5	—

The accompanying unaudited notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS – (Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Gallo 11 SAS (France)	—	50.0	50.0
Nordic Media Link AB (Sweden)	—	—	25.0
RMB Contractors Sro (Czech Republic)	—	50.0	50.0
RMB Czech Arcona Sro (Czech Republic)	—	50.0	50.0
RMB Dansk Reklame Films A/S (Denmark)	—	—	12.5
RMB Denmark A/S (Denmark)	—	—	25.0
RMB Entertainment SA (Belgium)	—	25.0	50.0
ScreenVision Spain SA (Spain) (Formerly RMB Espana Multimedia SA)	—	50.0	50.0
RMB Finland Oy (Finland)	—	—	25.0
RMB Italia Srl (Italy)	—	50,0	—
RMB Norway (Norway)	—	—	25.0
RMB Portugal (Portugal)	—	50.0	50.0
RMB Slovakia sro (Slovakia)	—	—	50.0
RMB Sweden AB (Sweden)	—	—	25.0
ScreenVision Belgium (Belgium) (Formerly RMB Cinema)	—	50.0	50.0
ScreenVision Finance SAS (France)	—	50.0	50.0
ScreenVision France SAS (France) (Formerly Circuit A SAS)	—	50.0	50.0
ScreenVision Group (Europe) Ltd (United Kingdom) (Formerly RMBI II)	—	50.0	50.0
ScreenVision Holdings (Europe) Ltd (United Kingdom)	—	50.0	50.0
ScreenVision Holdings SAS (France)	—	50.0	50.0
ScreenVision Netherlands BV (Netherlands) (Formerly RMB Netherlands)	—	50.0	50.0
Vandam KH SA (Belgium)	—	50.0	(*)

3) Consolidated by equity method
A Novo Comlink Espana, S.L. (Spain)	33.3	—	—
Celstream Technologies Private Limited (India)	—	—	38.8
CTE El Athir (Tunisia)	30.0	30.0	30.0
Easyplug S.A.S. (France)	—	—	50.0
Easyplug, Inc. (U.S.)	—	—	50.0
J2T Holding GmbH (Germany)	50.0	—	—
J2T Video (Tonnerre) SA (France)	50.0	(*)	(*)
Metric Line (France)	—	—	40.0
MTEP (U.S.)	—	—	12.5
Singingfish.com, Inc. (U.S.)	—	—	100.0
Techfund Capital Europe (France)	—	—	20.0
Thomson Pacific Consumer Electronics Co. Ltd. (Taiwan)	50.0	50.0	50.0
Total Technology Company Ltd (Hong Kong)	75.0	75.0	19.9

(1)	Percentage rounded to one decimal.

(*)	Entities merged into others

(**)	Holding companies of Technicolor affiliates

The accompanying unaudited notes are an integral part of the consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 24th, 2004

THOMSON S.A.

By:	/s/ Marie-Ange Debon

Name: Marie-Ange Debon
Title: General Secretary